Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

CYTYC CORPORATION,

POLARIS ACQUISITION CORP.,

PROXIMA THERAPEUTICS, INC.

and

RYAN D. DRANT, as

STOCKHOLDERS’ REPRESENTATIVE

(solely for purposes of Section 9.05)

Dated as of February 9, 2005

i

ii

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Company Counsel Legal Opinion
Exhibit D	Form of Non-Competition Agreement
Exhibit E	Form of Parent Counsel Legal Opinion

Schedule 2.02	Contingent Payment Products
Schedule 2.02A	Adjustments to Net Sales
Schedule 7.02(c)	Required Approvals
Schedule 7.02(g)	Non-Competition Agreements
Schedule 7.02(i)	Injunction against Products
Schedule 10.02	Knowledge

iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of February 9, 2005 (the “Agreement Date”), among CYTYC CORPORATION, a Delaware corporation (“Parent”), POLARIS ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), PROXIMA THERAPEUTICS, INC., a Delaware corporation (the “Company”), and Ryan D. Drant, as Stockholders’ Representative (as defined in Section 9.05 hereof and solely for purposes thereof).

W I T N E S S E T H

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement, and (iii) determined to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger;

WHEREAS, the Boards of Directors of each of Parent and Merger Sub have (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, and in the best interests of, Parent, Merger Sub and their respective stockholders, and (ii) approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement;

WHEREAS, a portion of the cash otherwise payable by Parent to the stockholders of the Company in connection with the closing of the Merger shall be placed in escrow by Parent, the release of which amount shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement (as defined in Section 2.03(b)); and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 10.02 of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub, the Company and the Stockholders’ Representative hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms of this Agreement and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and as a wholly-owned subsidiary of Parent.

SECTION 1.02 Effective Time; Closing. As promptly as practicable following the satisfaction or, if permissible by the express terms of this Agreement, waiver of the conditions set forth in Article VII (or such other later date as may be agreed by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in the form of Exhibit A, with such changes that are not inconsistent with the other terms of this Agreement as may be requested by the Delaware Secretary of State. The term “Effective Time” means the date and time of the filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger). Immediately prior to the filing of the Certificate of Merger, a closing (the “Closing”) will be held at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson Dettmer”), 610 Lincoln Street, Waltham, Massachusetts (or such other place as the parties may agree). The date on which the Closing shall occur is referred to herein as the “Closing Date.”

SECTION 1.03 Effect of the Merger. At and after the Effective Time, the Merger shall have the effects as set forth in the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 1.04 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Subject to Section 6.07, at the Effective Time, the Restated Certificate of Incorporation of the Company as the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Section 1 of the amended and restated Certificate of Incorporation of the Surviving Corporation, instead of reading the same as Section 1 of the Certificate of Incorporation of Merger Sub, shall read as follows: “The name of this corporation is Proxima Therapeutics, Inc.”

(b) Subject to Section 6.07, at the Effective Time, the Amended and Restated Bylaws of the Company as the Surviving Corporation shall be amended to read the same as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be changed to refer to Proxima Therapeutics, Inc.

SECTION 1.05 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 1.06 Closing Certificate. No later than two (2) business days prior to the Closing, the Company shall prepare and deliver to the Parent a certificate (the “Closing Certificate”) that discloses and certifies to (i) the information required to be set forth on Section 3.04 of the Company Disclosure Schedule, as of the Effective Time, (ii) the respective amounts of all third party fees and expenses incurred or expected by the Company to be incurred by the Company in connection with the preparation and negotiation of this Agreement and the consummation of the Merger, whether or not invoiced or billed prior to the Effective Time, and regardless of whether or not such fees or expenses have been or will be discharged by the Company at or before the Effective Time, (iii) the amount of any outstanding Indebtedness of the Company for borrowed money at the Effective Time or any payment obligations of the Company to any of the Company Stockholders outstanding at the Closing (excluding any accrued salary, consulting or employment related benefits or compensation for services rendered before the Effective Time, bona fide trade obligations, and the issuance of the Aggregate Merger Consideration hereunder, including in respect of Company Options (as defined in Section 2.05) that are cancelled), (iv) the aggregate exercise price (collectively, the “Aggregate Exercise Amount”) of all Company Options that were cancelled as of the third business day prior to the Closing Date (the “Option Exercise Date”), in accordance with the terms of the Option Notice, (v) the aggregate amount of cash received by the Company with respect to the exercise of Company Options on the Option Exercise Date in accordance with the terms of the Option Notice (collectively, the “Option Proceeds Amount”), (vi) the aggregate amount (the “Overdue Payables Amount”) of all accounts payable and similar payment obligations of the Company that, on the Closing Date, have not been satisfied by the Company prior to the earlier of the stated maturity thereof or the date on which similar such payables would have been satisfied by the Company in the ordinary course of business (“Overdue Payables”), and (vii) the amount of any Damages (to the extent reasonably determinable) which the Parent, the Surviving Corporation or the Company may suffer as a result of the treatment as an “excess parachute payment” (within the meaning of Code Section 280G(b)) of any payment made by the Company on or prior to the Closing Date or otherwise required to be paid by the Company or the Surviving Corporation pursuant to written or oral contracts or agreements entered into on or prior to the Closing Date, including any payments of Aggregate Merger Consideration hereunder, which disclosures shall be deemed to be representations and warranties of the Company hereunder made as of the Effective Time to the extent such disclosures and any inaccuracies in the amount thereof would not otherwise be the subject of a specific indemnification right in favor of the Parent under Section 9.02(a)(v), (vi), (ix), (x) or (xi). The amounts set forth on the Closing Certificate shall be used for purposes of determining the amount of the Closing Payment to be paid at the Closing.

SECTION 1.07 Option Notice. Parent shall not assume any Company Options (as defined in Section 2.05) or any other options, warrants or other rights to acquire Company Stock. Promptly after the date of this Agreement, the Company shall send a notice (the “Option

Notice”) to all holders of Company Options, in accordance with the applicable Stock Plans (as defined in Section 3.04(b)), which notice shall notify such holders (a) of the execution and delivery of this Agreement, (b) that Parent and the Surviving Corporation shall not be assuming or substituting for any Company Options following the Effective Time, (c) that all unvested Company Options shall become vested and immediately exercisable upon receipt of the Stockholder Approval (as defined in Section 3.16), (d) that all Company Options that are not exercised on or before the Option Exercise Date shall be cancelled as of such date, and (e) that any holder of Company Options which are not exercised prior to the Option Exercise Date and are cancelled in accordance with the terms of the Option Notice shall be entitled to the payment provided in Section 2.05. It is agreed and understood that for all purposes of this Agreement the parties will not treat as exercised (and will instead treat as outstanding unexercised Company Options) any Company Option that the holder has purported to exercise, unless prior to the Option Exercise Date (i) the holder of the Company Option has fully complied with the conditions to such exercise and the holder’s obligations with respect to such exercise as set out in the applicable Stock Plan, if applicable, the Option Notice and the applicable Company Option documentation (including without limitation by paying in full the applicable purchase price for the shares subject to that Company Option and any applicable amounts required to be paid in respect of withholding obligations under the applicable Stock Plan and applicable law), (ii) the Company has issued a valid certificate for the shares of Company Stock purchased upon exercise of that Company Option, as determined by Parent in its reasonable discretion, and (iii) such shares are reflected as being outstanding on the Closing Certificate. The Option Notice shall include specific procedures, mutually acceptable to Parent and the Company, to facilitate the exercise of Company Options as of the Option Exercise Date.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

SECTION 2.01 Merger Consideration.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Common Stock issued and outstanding as of the Effective Time (other than Dissenting Shares (as defined in Section 2.06)) shall, by virtue of the Merger and without any action on the part of the holders of such Company Stock, be cancelled and terminated and converted into the right to receive (x) an amount of cash equal to the Per Share Closing Payment (as defined in Section 2.01(b) below), subject to the terms of Section 2.03(b) below, plus (y) an amount of cash equal to the Per Share Contingent Payment (as defined in Section 2.01(b) below) associated with each Contingent Payment (as defined in Section 2.02 below) when such payments, if any, are made pursuant to Sections 2.02 and 2.07 hereof;

(ii) each share of Company Preferred Stock issued and outstanding as of the Effective Time (other than Dissenting Shares (as defined in Section 2.06)) shall, by virtue of the Merger and without any action on the part of the holders of such Company

Preferred Stock, be cancelled and terminated and converted into the right to receive (x) an amount of cash equal to the Per Share Closing Payment, multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time, subject to the terms of Section 2.03(b) below, plus (y) an amount of cash equal to the Per Share Contingent Payment associated with each Contingent Payment when such payments, if any, are made pursuant to Sections 2.02 and 2.07 hereof, multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time;

(iii) each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iv) each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation. The stock certificate evidencing shares of common stock of Merger Sub shall then evidence ownership of the outstanding share of common stock of the Surviving Corporation.

(v) All shares of Company Stock, when converted pursuant to this Section 2.01(a), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Stock shall cease to have any rights with respect thereto, except the right to receive portions of the Aggregate Merger Consideration in accordance with this Article II.

(b) As used in this Agreement, the following terms have the following meanings:

(i) “Aggregate Merger Consideration” means the Closing Payment plus the aggregate amount of all Contingent Payments, if any, made pursuant to Section 2.02 hereof.

(ii) “Closing Payment” means the amount in cash of (i) $160,000,000, plus (ii) the Option Proceeds Amount, as set forth in the Closing Certificate, plus (iii) the Aggregate Exercise Amount, as set forth in the Closing Certificate, minus (iv) the aggregate amount of Indebtedness of the Company for borrowed money outstanding on the Closing Date, including any accrued and unpaid interest thereon, and any other payment obligations of the Company to any Company Stockholders as of the Effective Time (excluding any accrued salary, consulting or employment related benefits or compensation for services rendered before the Effective Time, bona fide trade obligations, and the issuance of the Aggregate Merger Consideration hereunder, including in respect of Company Options that are cancelled), as set forth in the Closing Certificate, minus (v) the aggregate amount of any third party fees and expenses of any legal counsel, financial advisors, investment bankers, accountants or other third parties incurred or expected to be incurred by the Company (or that the Surviving

Corporation will otherwise be liable for after the Effective Time, to the extent attributable to engagements of such third parties by, or arrangements made by, the Company prior to the Effective Time) in connection with the preparation and negotiation of this Agreement and the consummation of the Merger (including but not limited to those amounts set forth in Section 6.05(b)), as set forth in the Closing Certificate, regardless of whether or not invoiced or billed prior to the Effective Time, and regardless of whether or not such fees and expenses have been or will be discharged by the Company prior to the Effective Time, and the amount (not to exceed $302,866 in any event) payable by Parent to purchase the Tail PL Insurance Policy, provided, that there shall be no reduction under this clause (v) with respect to the first $3,500,000 of such fees and expenses, or amounts payable by Parent to purchase the Tail PL Insurance Policy, that the Company may have discharged (or reimbursed to Parent, in the case of the amount payable by Parent to purchase the Tail PL Insurance Policy) out of the cash on hand of the Company (other than any cash included in the Option Proceeds Amount) prior to the Effective Time, minus (vi) the Overdue Payables Amount, as set forth in the Closing Certificate, and minus (vii) any Losses incurred or to be incurred by Parent, the Surviving Corporation or the Company in respect of any Excess Parachute Claims, to the extent reasonably determinable prior to Closing.

(iii) “Escrow Amount” means a portion of the Closing Payment equal to $16,000,000.

(iv) “Fully Diluted Shares Amount” means a number of shares of Company Stock equal to the sum of (A) the aggregate number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares and any shares of Company Stock issued upon exercise of Company Options prior to the Effective Time), (B) the maximum number of shares of Company Stock issuable upon exercise, conversion and/or exchange of all securities issued and outstanding immediately prior to the Effective Time that are exercisable, convertible and/or exchangeable for shares of Company Stock, including all options, warrants or rights to acquire shares of Company Stock outstanding at such time (whether or not fully vested) and all convertible notes, Preferred Stock or other convertible securities outstanding at such time, whether or not then exercisable and whether or not vested or contingent, and (C) the maximum number of shares of Company Stock issuable upon the exercise for cash of all Company Options that have been cancelled in accordance with Section 2.05 and the Option Notice.

(v) “Per Share Closing Payment” means the amount equal to (x) the Closing Payment, divided by (y) the Fully Diluted Shares Amount.

(vi) “Per Share Contingent Payment” means, with respect to any Contingent Payment, the amount equal to (x) the applicable Contingent Payment Amount (as defined in Section 2.02) for such Contingent Payment, divided by (y) the Fully-Diluted Shares Amount.

SECTION 2.02 Additional Payments.

(a) As additional consideration for the Merger, and subject to the set-off rights of Parent and the Surviving Corporation pursuant to Section 2.07 and Article IX hereof, after the Effective Time, Parent shall make up to two (2) contingent payments (collectively, the

“Contingent Payments”) on the terms and subject to the conditions provided in this Section 2.02, to the holders of Company Stock and Company Options in accordance with the provisions of this Section 2.02 and Sections 2.01 and 2.07, provided, that notwithstanding anything to the contrary in this Agreement, in no event shall Parent be required to make Contingent Payments in excess of $65,000,000 in the aggregate (calculated prior to any reduction or set-off of such Contingent Payment) and, to the extent that a Contingent Payment otherwise payable under this Agreement would cause the Parent to make Contingent Payments in excess of such amount, Parent shall be entitled to reduce such Contingent Payment to such amount that such Contingent Payment, together with any previously paid Contingent Payments (calculated prior to any reduction or set-off of such Contingent Payments) equal $65,000,000 in the aggregate.

(b) Parent shall make a Contingent Payment with respect to the sale of Contingent Payment Products and the MammoSource Revenue for the First Contingent Payment Year. The consideration to be paid by Parent to each holder of Company Stock and Company Options at the time specified in Section 2.07 in connection with such Contingent Payment shall be that portion of the amount of the First Contingent Payment Amount allocated to such holder of Company Stock and Company Options pursuant to Section 2.01.

(c) Parent shall make a Contingent Payment with respect to the sale of Contingent Payment Products and the MammoSource Revenue for the Second Contingent Payment Year. The consideration to be paid by Parent to each holder of Company Stock and Company Options at the time specified in Section 2.07 in connection with such Contingent Payment shall be that portion of the amount of the Second Contingent Payment Amount allocated to such holder of Company Stock and Company Options pursuant to Section 2.01.

(d) Each of Parent and the Company hereby acknowledge that the amount of Worldwide Net Sales, if any, that Parent and its Affiliates may generate during any Contingent Payment Year is uncertain and that (i) Parent and its Affiliates may not generate any Worldwide Net Sales in any Contingent Payment Year, and (ii) it is therefore not assured that Parent will be required to make any Contingent Payments for any particular Contingent Payment Year, or at all.

(e) Parent shall have sole discretion over all matters relating to the Contingent Payment Products, the MammoSource Products and the MammoSource Services after the Effective Time, including, but not limited to, any development, manufacturing, marketing and sales decisions relating to any Contingent Payment Product, MammoSource Product or MammoSource Service, provided, that (i) the Parent hereby represents and warrants to the Company that the Parent has a present intention to manufacture, market and sell Contingent Payment Products, MammoSource Products and MammoSource Services, as applicable, during the Contingent Payment Term, (ii) the Parent hereby agrees that during the Contingent Payment Term it shall not take any actions in bad faith in the marketing and sale of the Contingent Payment Products, MammoSource Products and MammoSource Services with the intention of avoiding the Parent’s obligations to make the Contingent Payments hereunder, and (iii) the Parent hereby further agrees that it shall not discontinue the sale of any of the Contingent Payment Products, MammoSource Products or MammoSource Services during the Contingent Payment Term unless it determines that it is commercially reasonable to do so. In making the determination set forth in clause (iii) above, Parent shall be entitled to consider all relevant factors, including without limitation the level of development of such Contingent Payment Product, MammoSource Product or MammoSource Service, the perceived market potential of such product or service in each relevant jurisdiction, the level of regulatory approval for such product or service (if applicable) in each jurisdiction (including, but not limited to, the extent of the indications for which such product or service has been approved, if applicable), the relative profitability of such product or service, including as to gross and net margins, the availability of raw materials and components for such product or service (if applicable), and the competitive position of such product or service vis-à-vis other products or services that may be marketed and sold in each jurisdiction for the same or similar indications or uses, including with respect to the efficacy, safety and cost of such product or service when compared to such other products or services.

(f) As used herein:

“Baseline Revenue Amount” means a dollar amount equal to the sum of (i) the net sales recorded by the Company during its fiscal year ended December 31, 2004, from the sales of Contingent Payment Products to unaffiliated third parties, either directly or through one or more Affiliates, plus (ii) the MammoSource Revenue recorded by the Company during its fiscal year ended December 31, 2004, in each case in accordance with U.S. GAAP, consistently applied by the Company across all similar product lines, in connection with the preparation of the Company’s final audited financial statements for such year, after making the adjustments set forth on Schedule 2.02A hereto.

“Bundled Product” means a Contingent Payment Product and other products that are not Contingent Payment Products either (a) packaged together for sale or shipment as a single unit or (b) marketed, promoted and sold together in a kit.

“Contingent Payment Amount” means (i) with respect to the First Contingent Payment Year, the First Contingent Payment Amount and (ii) with respect to the Second Contingent Payment Year, the Second Contingent Payment Amount.

“Contingent Payment Product” means any of the products of the Company listed on Schedule 2.02 hereto and all improvements and modifications to such products made by Parent or Surviving Corporation during the Contingent Payment Term, in each case to the extent such products are marketed and sold by the Company, Surviving Corporation or the Parent (either directly or through one or more Affiliates) for the treatment of disorders of the breast, but without regard to the use to which such products are actually put by the end-users thereof.

“Contingent Payment Term” means the period including the First Contingent Payment Year and the Second Contingent Payment Year.

“Contingent Payment Year” means each of the First Contingent Payment Year and the Second Contingent Payment Year.

“First Contingent Payment Amount” means an amount equal to two hundred fifty percent (250%) of the excess, if any, of (a) the 2005 Revenue Amount over (b) the Baseline Revenue Amount. If the 2005 Revenue Amount is less than or equal to the Baseline Revenue Amount, then the First Contingent Payment Amount shall be equal to zero (0) and no Contingent Payment with respect to the First Contingent Payment Year shall be due.

“First Contingent Payment Year” means the fiscal year of the Parent ending December 31, 2005.

“MammoSource Revenue” means, with respect to any period, the net sales recorded by the Company or Parent in such period from the provision by Varian Medical Systems, Inc. of the MammoSource Services and use of the MammoSource Products to end-user customers.

“MammoSource Products” means the hardware and software described in the Varian Contract that are provided to customers of the Company, the Surviving Corporation or Parent (either directly or through one or more Affiliates) by Varian Medical Systems, Inc. pursuant to the Varian Contract.

“MammoSource Services” are the services related to the MammoSource Products and described in the Varian Contract that are provided to customers of the Company, the Surviving Corporation or Parent (either directly or through one or more Affiliates) by Varian Medical Systems, Inc. pursuant to the Varian Contract.

“Per Unit Average Selling Price” means, with respect to a Contingent Payment Product, the amount equal to (x) the total amount of annual Worldwide Net Sales of such Contingent Payment Product, not including any such Contingent Payment Products that are sold as a Bundled Product, divided by (y) the total number of units of such Contingent Payment Products sold during such year, not including any such Contingent Payment Products that are sold as a Bundled Product.

“Second Contingent Payment Amount” means an amount equal to fifty percent (50%) of the excess, if any, of (a) the aggregate Worldwide Net Sales reported by Parent for the Second Contingent Payment Year, over (b) the greater of the 2005 Revenue Amount and the Baseline Revenue Amount. If the aggregate Worldwide Net Sales reported for the Second Contingent Payment Year is less than or equal to the greater of the 2005 Revenue Amount and the Baseline Revenue Amount, then the Second Contingent Payment Amount shall be equal to zero (0) and no Contingent Payment with respect to the Second Contingent Payment Year shall be due.

“Second Contingent Payment Year” means the fiscal year of the Parent ending December 31, 2006.

“2005 Revenue Amount” means the sum of (i) the aggregate Worldwide Net Sales reported by Parent for the period beginning on the Closing Date and ending on the last day of the First Contingent Payment Year, plus (ii) the sum of the aggregate net sales generated by the Company from the sale of Contingent Payment Products for the period between and including January 1, 2005 and the day immediately preceding the Closing Date and the MammoSource Revenue recorded by the Company for the period between and including January 1, 2005 and the day immediately preceding the Closing Date, calculated in accordance with U.S. GAAP (subject to the adjustments set forth on Schedule 2.02A) in a manner consistent in all respects with the calculation of the Baseline Revenue Amount and Worldwide Net Sales.

“Varian Contract” means the MammoSource Distribution Agreement, dated as of June 15, 2004, between the Company and Varian Medical Systems, Inc., including the exhibits and schedules thereto, as in effect as of the Agreement Date.

“Worldwide Net Sales” means, for any Contingent Payment Year, the sum of (i) the net sales recorded by Parent in such Contingent Payment Year on a consolidated basis from the sales of Contingent Payment Products, either directly or through one or more Affiliates, and (ii) the

MammoSource Revenue recorded by the Parent during such Contingent Payment Year, either directly or through one or more Affiliates, in each case in accordance with U.S. GAAP, consistently applied by Parent across all similar product lines, in connection with the preparation of Parent’s financial statements, as publicly reported, after making the adjustments set forth on Schedule 2.02A hereto.

(i) The term “Worldwide Net Sales” shall not include revenue received by Parent (or any of its Affiliates) from transactions with an Affiliate of Parent (except to the extent of revenue received from an Affiliate who is an end-user of a Contingent Payment Product where no further resale is contemplated), and shall not include any revenue generated by the Company prior to the Closing Date.

(ii) Whenever any Contingent Payment Product is sold as part of a Bundled Product and all products in such Bundled Product are sold on a “stand-alone” basis within the particular country in which such sale is made, the “Worldwide Net Sales” for such Contingent Payment Product resulting from such sale of such Bundled Product shall be the product of (i) the net sales reported by Parent or its Affiliate, whichever is applicable, for such Bundled Product in such country multiplied by (ii) a fraction, the numerator of which is the Per Unit Average Selling Price of such Contingent Payment Product sold within such country and the denominator of which is the sum of the aggregate Per Unit Average Selling Prices within such country of all products included in such Bundled Product, including such Contingent Payment Product.

(iii) Whenever any Contingent Payment Product is sold as part of a Bundled Product, such Contingent Payment Product is sold on a “stand-alone” basis within the particular country in which such sale is made, and any of the other products included in such Bundled Product are not sold on a “stand-alone” basis within such country, the “Worldwide Net Sales” for such Contingent Payment Product resulting from such sale of such Bundled Product shall be the product of (i) the net sales reported by Parent or its Affiliate, whichever is applicable, for such Bundled Product in such country multiplied by (ii) a fraction, the numerator of which is the Per Unit Average Selling Price of such Contingent Payment Product sold within such country, and the denominator of which is the sum of (x) the aggregate Per Unit Average Selling Prices within such country of all products included in such Bundled Product that are sold on a “stand-alone” basis within such country, including such Contingent Payment Product, and (y) the fair market prices that Parent reasonably determines it would have charged within such country to an unrelated purchaser, on a “stand-alone” basis, for all of the other products included in such Bundled Product that are not sold on a “stand-alone” basis within such country, taking into account the cost of goods sold of such products, the prices at which comparable products are sold within such country and the prices at which the same (or comparable) products are sold by Parent in other countries.

In addition, for the avoidance of doubt, (x) reference in this Section 2.02 to sales made by or services provided by Parent shall be deemed to mean such sales or services made or performed by Parent either directly or through one or more Affiliates, and (y) in no event shall the Company be deemed to be an Affiliate of Parent prior to the Effective Time.

SECTION 2.03 Exchange of Certificates.

(a) Exchange Procedures. Prior to the Effective Time, Parent shall deliver to the Company and the Company shall mail to each record holder of Company Stock or Company Options a letter of transmittal (the “Letter of Transmittal”) in a form approved by Parent and the Company and instructions for use in surrendering such securities and receiving cash pursuant to Section 2.01, which may include any certifications Parent may request with respect to compliance with any withholding obligations of Parent or the Surviving Corporation under the Code. From and after the Effective Time, either Parent, or a bank or trust company that may be designated by Parent to act in such capacity shall act as exchange agent (the “Exchange Agent”), in effecting the exchange of cash for certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock and any certificates, contracts, agreements or instruments that represented outstanding Company Options (collectively, “Company Share Certificates”) and which were converted into the right to receive the applicable amount of cash pursuant to Section 2.01. If Parent has elected to engage an Exchange Agent, promptly after the Effective Time, but in no event later than two business days following the Effective Time, Parent shall cause to be deposited in trust with the Exchange Agent the cash portion of the Closing Payment less the Escrow Amount.

Upon the surrender of each Company Share Certificate for cancellation to Parent or the Exchange Agent (if any), together with a properly completed and executed Letter of Transmittal and such other documents as may reasonably be required by Parent:

(i) Parent shall cause to be issued to the holder of such Company Share Certificate in exchange therefor a check (or at Parent’s election a wire transfer, to the extent that the aggregate amount owed to such holder is in excess of $1,000,000) in the amount such holder is entitled pursuant to Section 2.01 (less the cash amount attributable to the pro rata interest of such holder in the Escrow Fund pursuant to Section 2.03(b)); and

(ii) the Company Share Certificates so surrendered shall forthwith be cancelled.

In the event of a transfer of ownership of shares of Company Stock prior to the Effective Time that is not registered in the transfer records of the Company, the applicable cash amount may only be issued to a person other than the person in whose name the Company Share Certificate so surrendered is registered if (i) the Company Share Certificate representing such shares of Company Stock is presented to Parent accompanied by all documents required to evidence and effect such transfer and evidence that (x) such shares are transferable and (y) all applicable stock transfer taxes have been paid, and (ii) all other conditions specified in the applicable Letter of Transmittal (including the making of any certifications or signature guarantees) have been satisfied or complied with.

Until surrendered as contemplated by this Article II, each Company Share Certificate shall, subject to dissenters rights under the DGCL and Section 2.06 hereof, be deemed at any time after the Effective Time to represent only the right to receive upon surrender and completion of a Letter of Transmittal the applicable portion of the Aggregate Merger Consideration with respect to the shares of Company Stock formerly represented thereby to which such holder is entitled pursuant to Sections 2.01 and 2.02.

(b) Escrow Fund. Prior to or simultaneously with the Closing, the Stockholders’ Representative and Parent shall enter into an escrow agreement (the “Escrow Agreement”) with an escrow agent selected by Parent and reasonably acceptable to the Stockholders’ Representative (the “Escrow Agent”) substantially in the form of Exhibit B hereto, and with such changes consistent with the substantive terms of such Exhibit B as the Escrow Agent may reasonably request. Pursuant to the terms of the Escrow Agreement, at the Effective Time Parent shall deposit cash representing the portion of the Closing Payment equal to the Escrow Amount into an escrow account, which account is to be managed by the Escrow Agent (the “Escrow Account”). Any cash and all interest and other amounts earned thereon are referred to herein as the “Escrow Fund”. In connection with such deposit of cash with the Escrow Agent and as of the Effective Time, each holder of Company Stock and Company Options will be deemed to have received and deposited with the Escrow Agent each holder’s pro rata interest in the Escrow Fund as determined as of Closing by reference to such holder’s right to receive a portion of the Closing Payment, without any act of any of the stockholders of the Company (the “Company Stockholders”). Distributions of any cash from the Escrow Account shall be governed by the terms and conditions of the Escrow Agreement. The parties hereto hereby acknowledge and agree that the Escrow Fund shall be treated as an installment obligation for purposes of Code (as defined in Section 2.03(e)) Section 453 and no party shall take any action or filing position inconsistent with such characterization. The parties hereto further agree that, pursuant to Proposed Treasury Regulation Section 1.468B-8, for tax reporting purposes, all interest or other income earned from the investment of the Escrow Fund or any portion thereof in any tax year shall be reported as allocated to Parent until the distribution of the Escrow Fund (or portion thereof) is determined and thereafter to Parent and the Stockholders in accordance with their respective interests in the distribution in accordance with Proposed Treasury Regulation Section 1.468B-8. Any amounts paid to the Stockholders from the Escrow Fund shall be included as a payment of the purchase consideration for tax purposes (to the extent not treated as imputed interest). The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Escrow Agreement and of all the arrangements relating thereto, including, without limitation, the placement of the applicable cash amount in escrow and the appointment of the Stockholders’ Representative.

(c) No Further Rights in Company Stock. The cash paid upon the conversion of shares of Company Stock (including the deposit of the Escrow Amount) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Stock and Parent and Surviving Corporation shall have no further obligation for payments (other than the Contingent Payments pursuant to Section 2.02, if any).

(d) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Stock or Company Options for any cash amount delivered by Parent to a public official pursuant to any abandoned property, escheat or similar Law (as defined in Section 3.06(a)) and otherwise in the exercise of Parent’s reasonable discretion.

(e) Withholding Rights. Each of the Exchange Agent, the Escrow Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax (as defined in Section 3.15(m)) Law. To the extent that amounts are so withheld by the Exchange Agent, the Escrow Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock or Company Options in respect of which such deduction and withholding were made by the Exchange Agent, the Escrow Agent, the Surviving Corporation or Parent, as the case may be.

(f) Lost Certificates. If any Company Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate, Parent shall issue in exchange for such lost, stolen or destroyed Company Share Certificate, the applicable cash amount to which such person is entitled pursuant to the provisions of this Article II.

(g) Return of Cash Not Distributed. If Parent has elected to engage an Exchange Agent, promptly following the end of the sixth full calendar month after the Effective Time, the Exchange Agent shall return to Parent all of the remaining cash in the Exchange Agent’s possession and the Exchange Agent’s duties shall terminate. Thereafter, upon the surrender of a Company Share Certificate to Parent, together with a properly executed Letter of Transmittal and forms of stock power and such other documents as may reasonably be required by Parent, and subject to applicable abandoned property, escheat and similar Laws, the holder of such Company Share Certificate shall be entitled to receive in exchange therefor the applicable cash amount pursuant to Section 2.01 without any interest thereon.

SECTION 2.04 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Stock, except as otherwise provided in this Agreement or by Law.

SECTION 2.05 Company Stock Options. At the Effective Time, all options to purchase Company Stock granted by the Company pursuant to the Stock Plans (as defined in Section 3.04(b)), whether vested or unvested and whether exercisable or unexercisable (each a “Company Option”) which have not been exercised by the Option Exercise Date in accordance with the terms of the Option Notice will not be assumed by or substituted for by the Surviving Corporation or Parent and will be cancelled as of the Effective Time. Each holder of a Company Option which is cancelled pursuant to this Section 2.05, whether or not exercisable and whether or not vested, shall be entitled to receive from the Surviving Corporation, in connection with the cancellation of such Company Option, (a) a lump sum cash payment equal to (x) the product of the Per Share Closing Payment multiplied by the maximum number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to its cancellation for cash, reduced by (y) the aggregate exercise price for such cancelled Company Option and the cash amount attributable to the pro rata interest of the holder of such Company Options in the Escrow Fund pursuant to Section 2.03(b), to be paid promptly after the Effective Time and receipt of a duly-completed and executed Letter of Transmittal and all other related information and documents, and (b) payment out of each Contingent Payment of an amount equal to the product of the Per Share Contingent Payment that would be payable with respect to such Contingent Payment multiplied by the maximum number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to its cancellation in connection with each Contingent Payment reduced by any exercise price otherwise payable for such cancelled Company Option, in each case to the extent such exercise price has not previously been deducted from any Per Share Closing Payment or other Per Share Contingent Payment, when such payments, if any, are made pursuant to Sections 2.02 and 2.07 hereof. Such payments shall be reduced by applicable withholding taxes. The Company Options shall be cancelled without any payment if the exercise price per share exceeds the Per Share Closing Payment. The holders of Company Options as of the Effective Time shall be intended third-party beneficiaries of this Section 2.05.

SECTION 2.06 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised appraisal rights for such shares of Company Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable cash amounts to be paid pursuant to Sections 2.01 and 2.02. Such stockholders shall only be entitled to receive payment of the appraised value of such shares of Company Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Stock under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the applicable cash amounts to be paid pursuant to Sections 2.01 and 2.02, without any interest thereon, upon the surrender, in the manner provided in Section 2.03 (including the provision for the Escrow Fund pursuant to Section 2.03(b)), of the corresponding Company Share Certificate.

(b) The Company shall give Parent (i) reasonably prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.07 Payment of Contingent Payments.

(a) Contingent Payment Certificates. As promptly as possible following the issuance of the Parent’s audited financial statements for each Contingent Payment Year, and in any event not later than the thirtieth (30th) day following such issuance, Parent shall deliver to the Stockholders’ Representative a certificate (each, a “Contingent Payment Certificate”), setting forth Parent’s determination of the Contingent Payment Amount for such Contingent Payment Year and the amount of the 2005 Revenue Amount, in the case of the First Contingent Payment Year, and the amount of Worldwide Net Sales, in the case of the Second Contingent Payment Year, used to determine such Contingent Payment Amount, and shall make payment of the Contingent Payment based on the Contingent Payment Amount set forth on such Contingent Payment Certificate to the Company Stockholders and Company Optionholders in accordance with their respective Letters of Transmittal, and subject to Section 2.07(g).

(b) Stockholders’ Representative Audit Rights. Parent hereby grants the Stockholders’ Representative and its representatives, at the Stockholders’ Representative’s sole expense, the right, exercisable no more than once during each ninety (90) day period following delivery to the Stockholders’ Representative of a Contingent Payment Certificate, and subject to the execution of, and compliance with, the terms of a confidentiality agreement in form and substance reasonably satisfactory to Parent, to examine its books of account and records of Worldwide Net Sales for the Contingent Payment Year with respect to which the most recent Contingent Payment Certificate has been delivered, at the location of such records, on prior written notice (the “Audit Notice”) of at least ten (10) days, for the purpose of verifying the amount of Worldwide Net Sales for the Contingent Payment Year with respect to which the most recent Contingent Payment Certificate has been delivered (each, a “Contingent Payment Audit”). For the purpose of conducting a Contingent Payment Audit, the Stockholders’ Representative may hire, at its expense, an auditor, attorney or other advisor of its choosing to assist in such examination, provided, that such auditor, attorney or advisor has entered into a confidentiality agreement in form and substance reasonably satisfactory to Parent. The Stockholders’ Representative and its auditor, attorney or other advisor shall have access to such books and records for a thirty (30) day period commencing on the date on which access to substantially all of such books and records is made available to the Stockholders’ Representative and any auditor, attorney or other advisor; provided, that any review of such books and records conducted on Parent’s premises shall be completed as promptly as reasonably practicable once substantially all relevant information within Parent’s possession or control has been provided to the Stockholders’ Representative; and provided, further, that such thirty (30) day period shall be extended for such period as may be reasonably required if any material relevant materials are not made available to the Stockholders’ Representative for a period reasonably sufficient to permit such review to be completed. Parent shall reasonably cooperate with the Stockholders’ Representative as reasonably necessary for the Stockholders’ Representative and its auditors, attorneys or other advisors to be able to conduct each Contingent Payment Audit, and Parent shall make available to the Stockholders’ Representative and its representatives all relevant records to such Contingent Payment Audit which are in Parent’s possession or control.

(c) Dispute Notice. In the event that the Stockholders’ Representative does not agree with the Contingent Payment Amount set forth on any Contingent Payment Certificate, the Stockholders’ Representative shall be entitled, within ninety (90) days of the delivery of such Contingent Payment Certificate (the “Dispute Period”), to give Parent written notice (a “Dispute Notice”) of such disagreement.

(d) Agreed Contingent Payment Amount. In the event that the Stockholders’ Representative delivers a Dispute Notice within the Dispute Period, the Stockholders’ Representative and Parent shall, for a period of not less than thirty (30) days after delivery of the Dispute Notice, attempt to resolve the Contingent Payment Amount (the “Disputed Contingent Payment Amount”) in dispute and mutually determine any adjustments to such Contingent Payment Amount (the “Agreed Contingent Payment Amount”). Parent and the Stockholders’ Representative shall, subject to execution of a confidentiality agreement in form and substance reasonably satisfactory to the delivering party, provide each other with such information, records and material kept in the ordinary course of business in such party’s possession as is reasonably necessary and appropriate in attempting to resolve such Disputed Contingent Payment Amount, including the delivery of a copy to the Stockholders’ Representative of any such information, records and material that is used to calculate the amount of Worldwide Net Sales set forth on each Contingent Payment Certificate.

(e) Dispute Resolution. In the event that a Dispute Notice is delivered and no agreement can be reached by the Stockholders’ Representative and Parent as to the calculation of the applicable Disputed Contingent Payment Amount within sixty (60) days after delivery of such Dispute Notice, then either party shall have the right, upon delivery of written notice to the other party, to submit the Disputed Contingent Payment Amount for resolution by the New York, New York office of an independent accounting firm of nationally recognized standing (a “Qualified Accountant”) which is reasonably acceptable to both the Stockholders’ Representative and the Parent; provided, that in any event the Qualified Accountant shall not be the regular outside auditing firm of either party unless no other such firm is available. The Stockholders’ Representative and Parent shall jointly select the Qualified Accountant which will perform the calculation within thirty (30) days after one of the parties notifies the other that it has elected to submit the resolution of the Disputed Contingent Payment Amount to a Qualified Accountant. The Qualified Accountant shall be engaged and charged to determine the Disputed Contingent Payment Amount based on the final Worldwide Net Sales for the Contingent Payment Year subject to the Dispute Notice within thirty (30) days after the date of such Qualified Accountants’ engagement for such purpose. The Stockholders’ Representative shall pay any fees and expenses of the Qualified Accountant, subject to the provisions of paragraph (f)(iii) below, provided, that if for any Contingent Payment Year, the final Contingent Payment Amount determined after calculation of the amount of Worldwide Net Sales by the Qualified Accountant in any examination conducted pursuant to this Section 2.07(e) is more than $500,000 greater than the Contingent Payment Amount set forth in the relevant Contingent Payment Certificate, Parent shall pay the fees and expenses of the Qualified Accountant incurred in connection with such examination as provided in paragraph (f)(iii) below, and (ii) the final Contingent Payment Amount determined after calculation of the amount of Worldwide Net Sales by the Qualified Accountant in any examination conducted pursuant to this Section 2.07(e) is less than $500,000 greater than the Contingent Payment Amount set forth in the relevant Contingent Payment Certificate, Stockholders’ Representative shall pay the fees and expenses of the Qualified Accountant incurred in connection with such examination.

(f) Final Calculation and Payment of Contingent Payment. With respect to any Contingent Payment Amount:

(i) In the event that the Stockholders’ Representative does not deliver a Dispute Notice with respect to such Contingent Payment Amount within the Dispute Period,

the Contingent Payment Amount set forth in the relevant Contingent Payment Certificate shall irrevocably be deemed to be the final Contingent Payment Amount for such Contingent Payment Year and for all purposes of this Agreement, absent fraud, intentional misconduct or gross negligence on the part of Parent and regardless of whether, in the case of the First Contingent Payment Year, such Contingent Payment Year becomes the subject of a determination by a Qualified Accountant in connection with a resolution of the Contingent Payment Amount for the subsequent Contingent Payment Year under paragraph (e) above.

(ii) In the event that the Stockholders’ Representative delivers a Dispute Notice pursuant to Section 2.07(c) with respect to a Contingent Payment Amount, and Parent and the Stockholders’ Representative shall mutually determine the Agreed Contingent Payment Amount, then such Agreed Contingent Payment Amount shall be deemed to be the final such Contingent Payment Amount for all purposes of this Agreement, absent fraud, intentional misconduct or gross negligence on the part of Parent, and Parent shall, as promptly as practicable but in any event no later than fifteen (15) days after such Agreed Contingent Payment Amount is determined, pay any additional amounts that may be required to be paid (such amounts, in the aggregate, the “Agreed Underpayment Amount”), to the holders of Company Stock and Company Options as a result of the difference between the Agreed Contingent Payment Amount and the Contingent Payment Amount with respect to which the Contingent Payment was previously paid with respect to the Contingent Payment Year subject to the dispute, to the Stockholders’ Representative (for the benefit of the holders of Company Stock and Company Options), subject to Section 2.07(g), together with interest on the Agreed Underpayment Amount from the date on which the original payment of such Contingent Payment is made through the date on which such Agreed Underpayment Amount is paid to the Stockholders’ Representative at a rate equal to the lowest rate at which the Parent is then able to borrow money under an existing credit facility or, if the Parent has no credit facility in place at such time, the arrangement under which the Parent has the greatest outstanding borrowings at such time (the “Underpayment Interest Rate”). If such Agreed Contingent Payment Amount is less than the Contingent Payment Amount with respect to which Parent previously made a Contingent Payment, then Parent shall be entitled to recover any excess amounts that were paid as a result of the difference between the Agreed Contingent Payment Amount and the Contingent Payment Amount with respect to which the Contingent Payment was previously paid for the Contingent Payment Period subject to the dispute either (A) from any amounts retained in the Escrow Account under the Escrow Agreement or (B) by set-off against any other payment obligations of Parent hereunder.

(iii) In the event that a Qualified Accountant shall determine the Disputed Contingent Payment Amount pursuant to Section 2.07(e), then the Contingent Payment Amount determined by the Qualified Accountant pursuant to Section 2.07(e) shall be deemed to be the final such Contingent Payment Amount for such Contingent Payment Year for all purposes of this Agreement, absent fraud, intentional misconduct or gross negligence on the part of Parent, and Parent shall, as promptly as practicable but in any event no later than fifteen (15) days after such final determination by the Qualified Accountant, pay to the Stockholders’ Representative (for the benefit of the holders of Company Stock and Company Options), subject to Section 2.07(g), any additional amounts that may be required to be paid (such amounts, in the aggregate, the “Determined Underpayment Amount”), as a result of the difference between the final Contingent Payment Amount determined by the Qualified Accountant and the Contingent Payment Amount with respect to which the Contingent Payment was previously paid for the Contingent Payment Year subject to the dispute, together with interest on the Determined

Underpayment Amount from the date on which the original payment of such Contingent Payment is made through the date on which such Determined Underpayment Amount is paid to the Stockholders’ Representative at a rate equal to the Underpayment Interest Rate and, to the extent that the final Contingent Payment Amount determined by the Qualified Accountant is more than $500,000 greater than the Contingent Payment Amount set forth in the relevant Contingent Payment Certificate delivered by Parent, payment of the amount of any reasonable fees and expenses of the Qualified Accountant incurred in making such determination that have been previously paid by the Stockholders’ Representative. If such final Contingent Payment Amount determined by the Qualified Accountant is less than the Contingent Payment Amount with respect to which Parent previously made such Contingent Payment, then Parent shall be entitled to recover any excess amounts that were paid as a result of the difference between the final Contingent Payment Amount determined by the Qualified Accountant and the Contingent Payment Amount with respect to which the Contingent Payment was previously paid for the Contingent Payment Period subject to the dispute either (A) from any amounts retained in the Escrow Account under the Escrow Agreement or (B) by set-off against any other payment obligations of Parent hereunder.

(iv) The determination of any Contingent Payment Amount pursuant to Sections 2.07(f)(i), 2.07(f)(ii) or 2.07(f)(iii) shall, in the absence of fraud, intentional misconduct or gross negligence on the part of Parent, be conclusive, and Parent, Stockholders’ Representative and the Qualified Accountant shall each be free from any and all liability resulting from such determination, except as otherwise expressly provided herein.

(g) Unilateral Right of Set-Off; Reimbursement of Stockholders’ Representative. Notwithstanding anything to the contrary in this Agreement, the obligation of Parent and the Surviving Corporation to make any Contingent Payment shall be qualified in its entirety by the right of Parent and the Surviving Corporation to reduce the amount of any Contingent Payment by the amount of any Losses indemnifiable pursuant to Section 9.02(a). In addition, any amounts offset by Parent any Contingent Payments pursuant to Section 9.05(e) shall be deemed to have been paid by Parent pursuant to this Agreement.

(h) Dissenting Shares. The provisions of this Section 2.07 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 2.07 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the payments to which such holder would otherwise have been entitled pursuant to Section 2.01 hereof had such shares of Company capital stock not been Dissenting Shares at the Effective Time.

(i) Quarterly Consultations. A reasonable period of time after the conclusion of each fiscal quarter of Parent during the Contingent Payment Term, the Stockholders’ Representative shall, subject to the execution of a confidentiality agreement in form and substance reasonably satisfactory to the Parent, be entitled to consult informally with an appropriate representative of Parent, who shall initially be the person who holds the office of Chief Financial Officer of the Parent, about the preliminary results of the sales of Contingent Payment Products for such quarter. Any information delivered by Parent in any such informal consultation shall be deemed to be estimates of such information only and Parent shall not be deemed to have made any representations or warranties regarding such information and shall have no liability to the Stockholders’ Representative or any Company Stockholder as a result of the delivery of such information.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, as of each of the date of this Agreement and the Closing Date, that the statements contained in this Article III are true and correct except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”). Notwithstanding any other provision of this Agreement or the Company Disclosure Schedule, each exception set forth in the Company Disclosure Schedule will be deemed to qualify only each representation and warranty set forth in this Agreement (i) that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule as being qualified by such exception, or (ii) with respect to which the relevance of such exception is readily apparent on the face of the disclosure of such exception set forth in the Company Disclosure Schedule. The Company Disclosure Schedule shall be organized by Section number (e.g. 3.01, 3.02, 3.03, etc.) and may be organized by subsection number at the election of the Company (e.g. 3.07(b), 3.14(c), etc.), but any disclosure made in any subsection of any section shall be effective as an exception to the representations and warranties contained in each other subsection in such section to the extent the relevance of such disclosure is readily apparent on the face of such disclosure. Cross-references by section number shall be effective, and cross-references by subsection number shall not be required.

SECTION 3.01 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted and as currently proposed to be conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). Section 3.01 of the Company Disclosure Schedule sets forth each jurisdiction where the Company is qualified or licensed as a foreign corporation and each other jurisdiction in which the Company owns or leases real property or has employees. The term “Company Material Adverse Effect” means any event, change, violation, inaccuracy, circumstance or effect that is, individually or in the aggregate, materially adverse to the condition (financial or otherwise), assets, liabilities or results of operations of the Company, except for any such events, changes, violations, inaccuracies, circumstances or effects resulting from or arising as a result of (i) the announcement of pendency of the Merger, this Agreement and the transactions contemplated hereby, (ii) changes in general economic, regulatory or political conditions, including war or terrorism or (iii) changes in the healthcare industry generally, the medical device industry generally or the market for the Company’s products in particular, unless in any such instance such change described in (ii) or (iii) above impacts the Company in a materially disproportionate manner relative to a preponderance of the other similar entities impacted by such change.

SECTION 3.02 Restated Certificate of Incorporation and Amended and Restated Bylaws. The Company has made available to Parent or one or more of its representatives a complete and correct copy of (a) the Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company including all amendments thereto, (b) the minute books containing all consents, actions and meeting of the stockholders of the Company and the Company’s Board of Directors and any committees thereof, and (c) the stock transfer books of the Company setting forth all issuances or transfers of any capital stock of the Company. Such Restated Certificate of Incorporation and Amended and Restated Bylaws are in full force and effect.

SECTION 3.03 No Subsidiaries. The Company does not own, of record or beneficially, or control any direct or indirect equity or other interest, or any right (contingent or otherwise) to acquire the same, in any corporation, partnership, limited liability company, joint venture, association or other entity.

SECTION 3.04 Capitalization.

(a) The authorized capital stock of the Company consists of Twenty-five Million (25,000,000) shares of Company Common Stock, Eight Hundred Thousand (800,000) shares of Company Series A Preferred Stock, One Million Six Hundred Sixty-Eight Thousand Seven Hundred Forty-Six (1,668,746) shares of Company Series B Preferred Stock, Two Million Four Hundred Sixty-Eight Thousand Three Hundred Twenty-One (2,468,321) shares of Company Series C Preferred Stock, Three Million Seven Hundred Fifty Thousand (3,750,000) shares of Company Series D Preferred Stock and Two Million One Hundred Fifty Thousand (2,150,000) shares of Company Series E Preferred Stock. As of the date of this Agreement, (i) One Million Four Hundred Seventy Thousand Five Hundred Thirty-One (1,470,531) shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Stock are held in the treasury of the Company and (iii) Two Million Sixty Thousand Six Hundred Thirty (2,060,630) shares of Company Stock are reserved for future issuance pursuant to outstanding Company Options. There are no other shares of Company Common Stock outstanding. As of the date of this Agreement, (A) Eight Hundred Thousand (800,000) shares of Company Series A Preferred Stock are issued and outstanding, (B) One Million Six Hundred Sixty-Eight Thousand Seven Hundred Forty-Six (1,668,746) shares of Company Series B Preferred Stock are issued and outstanding, (C) Two Million Four Hundred Sixty-Eight Thousand Three Hundred Twenty (2,468,320) shares of Company Series C Preferred Stock are issued and outstanding, (D) Three Million Seven Hundred Forty-Five Thousand Five Hundred Eighty-Five (3,745,585) shares of Company Series D Preferred Stock are issued and outstanding, and (E) Two Million (2,000,000) shares of Company Series E Preferred Stock are issued and outstanding. There are no other shares of Company Preferred Stock outstanding. As of the date of this Agreement, the outstanding shares of Company Stock are owned as set forth in Section 3.04(a) of the Company Disclosure Schedule. Section 3.04(a) of the Company Disclosure Schedule also sets forth the name and address of each holder of Company Stock and provides an accurate and complete description of the terms of each repurchase option or right of first refusal which is held by the Company and to which any of such shares is subject. All of the issued and outstanding shares of Company Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Each share of each series of

Company Preferred Stock is presently convertible into Company Common Stock on a one-for-one basis and the consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to the outstanding shares of Company Preferred Stock.

(b) The Company has reserved Two Million Four Hundred Eight Thousand Seven Hundred Twenty-Five (2,408,725) shares of Company Stock for issuance under the Company’s 1996 Stock Option Plan (the “1996 Plan”) of which options to purchase One Million Forty-One Thousand Eight Hundred Eighteen (1,041,818) shares of Company Stock are outstanding and One Million Two Hundred Thousand (1,200,000) shares of Company Stock for issuance under the Company’s shared pool plans, composed of the Company’s 2002 Stock Plan (the “2002 Plan”) and the Company’s 2002 California Stock Plan (the “California Plan,” and together with the 2002 Plan, the “Shared Pool Plans,” and the 1996 Plan together with the Shared Pool Plans, the “Stock Plans”) of which options to purchase Nine Hundred Twenty-Six Thousand Three Hundred Eighty-One (926,381) shares of Company Stock are outstanding as of the date of this Agreement. Section 3.04(b) of the Company Disclosure Schedule accurately sets forth with respect to each Company Option that is outstanding: (i) the name and address of the holder of such Company Option; (ii) the total number of shares of Company Stock that was originally subject to such Company Option; (iii) the number of shares of Company Stock that remain subject to such Company Option; (iv) the date on which such Company Option was granted and the term of such Company Option; (v) the exercise price per share of Company Stock purchasable under such Company Option; and (vi) whether such Company Option has been designated an “incentive stock option” as defined in Section 422 of the Code. All Company Options that are designated as being “incentive stock options” are held by current employees and all Company Options (other than the Company Options designated as being held by Timothy Patrick) that are not designated as “incentive stock options” are held by individuals that are not employees of the Company.

(c) Except for the Company Options described in Section 3.04(b) of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character, whether or not contingent, relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any share of capital stock of, or other equity interest in, the Company. All shares of Company Stock so subject to issuance, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(d) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company is not a party or subject to any agreement or understanding and, to the Company’s knowledge, there is no agreement or understanding between any other persons, that affects or relates to the voting or giving of written consents with respect to any security or by a director of the Company.

SECTION 3.05 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute this Agreement and, subject to obtaining the

Stockholder Approval (as defined in Section 3.16), to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than the Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity.

SECTION 3.06 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained and all filings and obligations described in Section 3.06(b) have been made or complied with, conflict with or violate any foreign or domestic (Federal, state or local) law, statute, ordinance, franchise, permit, concession, license, writ, rule, regulation, order, injunction, judgment or decree (“Law”) applicable to the Company or by which any property or asset of the Company is bound or affected, (iii) materially conflict with, result in any material breach of or constitute a material default (or an event which with notice or lapse of time or both would become a default) under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party, or (iv) require consent, approval or notice under, give to others any right of termination, amendment, acceleration or cancellation of, require any payment under, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, order, permit, or authorization from, or registration, notification or filing with, any domestic or foreign governmental, regulatory or administrative authority, agency or commission, any court, tribunal or arbitral body, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental authority (a “Governmental Entity”) or any other person, except (i) for the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (ii) for the filing and recordation of appropriate merger documents as required by the DGCL.

SECTION 3.07 Permits; Compliance; FDA and Regulatory Matters.

(a) The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, registrations and orders of any Governmental Entity (other than the FDA (as defined below)) necessary for the Company to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted (the “Non-FDA Company Permits”), except where the failure of the Company to possess such Non-FDA Company Permits would not be material to the business of the Company as presently conducted. All Non-FDA Company Permits are in full force and effect and will remain so, in all material respects, immediately after the Closing and no suspension or cancellation of any Non-FDA Company Permit is pending or, to the knowledge of the Company, threatened. The Company has not received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Non-FDA Company Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Non-FDA Company Permit. The Company is not in violation in any material respect of any applicable Law in respect of the Company’s products, the conduct of its business or the ownership of its properties and assets.

(b) As to each of the products of the Company, including, without limitation, all of the products listed in Schedules 2.02 and 7.02(i), subject to the jurisdiction of the United States Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act and the regulations thereunder (“FDCA”) (each such product, a “Medical Device”), (i) such Medical Device is being researched, developed, manufactured, tested, distributed and/or marketed, as applicable, in compliance in all material respects with all applicable requirements under the FDCA and similar laws and regulations applicable to such Medical Device, including those relating to investigational use, premarket approval, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security and (ii) the Company has obtained all necessary and applicable approvals, clearances, authorizations and licenses required by the FDA to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale and distribution of the Medical Devices in jurisdictions where the Company currently conducts such activities. The Company has not received any notice or other communication from the FDA or any other federal, state or foreign governmental entity (i) contesting the premarket approval of, the uses of or the labeling and promotion of any Medical Device or (ii) otherwise alleging any violation by the Company of any law, regulation or other legal provision applicable to a Medical Device.

(c) To the extent that any Medical Device has been exported from the United States, to the knowledge of the Company, the Company has exported such Product in compliance in all material respects with applicable law. All manufacturing operations performed by or on behalf of the Company have been and are being conducted in all material respects in compliance with the Quality Systems Regulations of the FDA and, to the extent applicable to the Company, counterpart regulations in the European Union and all other countries where compliance is required. All non-clinical laboratory studies of Medical Devices under development, sponsored by the Company and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the United States and, to the extent applicable to the Company, in all material respects in compliance with counterpart regulations in the European Union and all other countries.

(d) The Company has provided or made available to Parent or its representatives a copy of all adverse event reports related to the Medical Devices generated within the three (3) years prior to the Agreement Date of which the Company has knowledge, including, but not limited to, any Medical Device Reports (as defined in 21 CFR 803), and the Company has provided or made available to Parent all materials related to such adverse event reports in the Company’s possession.

(e) There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to the knowledge of the Company, threatened) by the FDA or any other Governmental Entity with respect to any of the Medical Devices, including any facilities where any such Medical Devices are produced, processed, packaged or stored and the Company has not within the last three (3) years, either voluntarily or at the request of any Governmental Entity, initiated or participated in a recall of any Medical Device or provided post-sale warnings regarding any Medical Device.

(f) The Company has conducted all of its clinical trials with reasonable care and in accordance with all applicable laws and the stated protocols for such clinical trials.

(g) Neither the Company, nor to the Company’s knowledge any officer, employee or agent of the Company has made an untrue statement of a material fact or fraudulent statement to the FDA or other federal, state or foreign governmental entity performing similar functions or failed to disclose a material fact required to be disclosed to the FDA or such other federal, state or foreign governmental entity. All filings with and submissions to the FDA made by the Company with regard to the Medical Devices were true, accurate and complete in all material respects as of the date made, and to the extent required to be updated, as so updated remain true, accurate and complete in all material respects as of the date hereof.

SECTION 3.08 Financial Statements.

(a) True and complete copies of (i) the audited balance sheets of the Company as of December 31, 2001, 2002 and 2003, and the related audited statements of operations, stockholders’ deficit and cash flows for the years then ended, together with all related notes and schedules thereto (collectively referred to herein as the “Audited Financial Statements”), and (ii) the unaudited balance sheet of the Company as of December 31, 2004 (the “Reference Balance Sheet”), and the related statements of operations, stockholders’ deficit and cash flows for the twelve months ended December 31, 2004 (collectively referred to herein as the “2004 Financial Statements”), are attached as Section 3.08(a) of the Company Disclosure Schedule. The Audited Financial Statements and the 2004 Financial Statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated (except that the unaudited statements do not contain footnotes, as required by U.S. GAAP) and each present fairly, in all material respects, the financial position of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material).

(b) Except for Indebtedness (as defined herein) reflected on the Reference Balance Sheet, the Company has no Indebtedness outstanding. The Company is not in default with respect to any outstanding Indebtedness or any instrument relating thereto, nor has any event occurred which, with the passage of time or giving of notice, or both, would result in a default, and no such Indebtedness or any instrument or agreement relating thereto purports to limit the issuance of any securities by the Company or the operation of the business of the Company. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of the Company have been made available to the Parent or one or more of its representatives. “Indebtedness” means, as applied to any person, (a) all indebtedness for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness for the deferred purchase price of property or services represented by a note or other security, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or must be, in accordance with U.S. GAAP, recorded as capital leases in respect of which such person is liable as lessee, (f) any liability in respect of banker’s acceptances or letters of credit, and (g) all indebtedness referred to in clauses (a), (b), (c), (d), (e) or (f) above which is directly or indirectly guaranteed by or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

(c) The Company does not have any liabilities, commitments, obligations, claims or causes of action of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise (“Liabilities”), other than Liabilities (i) recorded or reserved against on the Reference Balance Sheet, (ii) not in an individual amount in excess of $10,000, (iii) incurred since December 31, 2004 in the ordinary course of the business, consistent with past practice or (iv) obligations arising under the terms of the Material Contracts or under any other contracts or agreements that have arisen in the ordinary course of business that are not material to the business of the Company, individually or in the aggregate.

(d) The Company’s inventory, including raw materials, parts, work in process and finished goods, (i) consists solely of material and goods of a quality and quantity which are usable or saleable in the normal course of the business carried on by the Company, net of any reserve for excessive or obsolete inventories, and (ii) is reasonably adequate for the present needs of the Company’s business, taken as a whole. All accounts receivable of the Company represent sales made in the ordinary course of business and are valid obligations owing to the Company.

SECTION 3.09 Absence of Certain Changes or Events. Since December 31, 2003, except as contemplated by or as disclosed in this Agreement, (i) the Company has conducted its business only in the ordinary course and in a manner consistent with past practice, (ii) there has not been any Company Material Adverse Effect and (iii) there has not been:

(a) Any resignation or termination of any officer or employee of the Company who has a seniority level of Vice President or higher;

(b) Any material change, except in the ordinary course of business consistent with past practice, in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

(c) Any damage, destruction or loss, whether or not covered by insurance, which has had or could reasonably be expected to have a Company Material Adverse Effect;

(d) Any waiver by the Company of a right or of a debt owed to it (i) by a director, officer, employee or stockholder of the Company or (ii) in excess of $25,000 individually or $100,000 in the aggregate;

(e) Any direct or indirect loans made by the Company to any shareholder, employee, officer or director of the Company, other than advances made in the ordinary course of business consistent with past practice;

(f) Any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder of the Company who has an annual base salary in excess of $100,000 (other than changes made in the ordinary course of business, consistent with past practice, and in connection with performance reviews given by the Company);

(g) Any declaration or payment of any dividend or other distribution of the assets of the Company, or any repurchase of any shares of outstanding capital stock of the Company;

(h) Any labor organization activity involving employees of the Company;

(i) Any Indebtedness, obligation or liability incurred, assumed or guaranteed by the Company, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business consistent with past practice;

(j) Any sale, assignment, transfer or license of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company, or any acquisition or license to any patents, trademarks, copyrights, trade secrets or other intangible assets of third parties (other than licenses to the Company arising from the purchase of “off the shelf” or other standard products), which is not already disclosed under Section 3.14 of the Company Disclosure Schedule;

(k) Any change in any material agreement to which the Company is a party or by which it is bound which has had or could reasonably be expected to have a Company Material Adverse Effect; or

(l) Any change in the manner, method or policies employed by the Company in the collection of its accounts receivable or in the payment of its accounts payable.

SECTION 3.10 Absence of Litigation. There is no litigation, suit, claim (including, without limitation, product liability claims), action, proceeding or investigation pending before any Governmental Entity or, to the knowledge of the Company, threatened against the Company (a “Legal Proceeding”). The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, arbitration, proceeding or investigation made by the Company currently known, threatened or pending or that the Company intends to initiate.

SECTION 3.11 Employee Benefit Plans; Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, phantom stock, incentive, deferred compensation, retiree medical, disability or life insurance, cafeteria benefit, dependent care, disability, director or employee loan, fringe benefit, sabbatical, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company is a party, with respect to which the Company has any outstanding liability to or in respect of or any obligation under, or which are maintained, contributed to or sponsored by the Company, whether formal or informal, written or oral, for the benefit of any current or former employee, consultant, officer or director of the Company, (ii) any plan in respect of which the Company could incur liability under Title IV of ERISA, and (iii) any employment agreements or other contracts between the Company and any employee of the Company (each, a “Company Plan,” and collectively, the “Company Plans”).

(b) The Company has made available to Parent or one or more of its representatives a true and complete copy of each Company Plan and with respect to each such Company Plan, to the extent applicable, a true and complete copy of (i) each trust, custodial, insurance or other funding arrangement or service agreement, (ii) each summary plan description, summary of material modifications or other disclosure materials, (iii) the annual reports (Form 5500 series and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Plan for the three (3) preceding calendar years, (iv) the most recently received Internal Revenue Service determination letter for each Company Plan intended to qualify under the Code, and any governmental advisory opinions, rulings, compliance statements, closing agreements or similar materials from a government agency, (v) the most recently prepared actuarial report and financial statement in connection with each such Company Plan and (vi) each form of notice of grant and stock option agreement used to document Company Options.

(c) None of the Company Plans is subject to Title IV of ERISA.

(d) No Company Plan provides, or reflects or represents any liability to provide, retiree health, disability, or life insurance benefits to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or other applicable state insurance statutes, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee or other person would be provided with retiree health, disability, or life insurance benefits, except to the extent required by COBRA or such state insurance statutes.

(e) Each Company Plan is and has heretofore been maintained and operated in all material respects in accordance with its terms and the requirements (whether as a matter of substantive law or as necessary to secure favorable tax treatment) of all applicable Laws, regulations and rules promulgated thereunder, and applicable governmental or court orders, in effect from time to time, including, without limitation, ERISA and the Code. No action, claim, investigation or proceeding (other than claims for benefits in the ordinary course) is pending or, to the knowledge of the Company, threatened with respect to any Company Plan or any fiduciary or service provider thereof, and, to the knowledge of the Company, no fact or event exists that could give rise to any such action, claim, investigation or proceeding. Neither the Company nor any person that is a member of the same controlled group as the Company or under common control with the Company within the meaning of Section 414 of the Code (each, a “Company ERISA Affiliate”) has engaged in a prohibited transaction which could subject the Company directly or indirectly to any penalty or Tax under Section 409 or 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(f) Each Company Plan intended to qualify under Section 401(a) or Section 401(k) of the Code and each trust intended to qualify under Section 501(a) or Section 501(c)(9) of the Code has received a favorable determination, opinion, notification or advisory letter from the Internal Revenue Service with respect to each such Company Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, and no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust, or which requires or could require action under the compliance resolution programs of the Internal Revenue Service to preserve such qualification or exemption.

(g) With respect to each Company Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of the Company, under the terms of each such Plan or applicable law, as applied through the Closing Date, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any such Plan. The current value of the assets of each such Company Plan, as of the end of the most recently ended plan year of that Plan, equals or exceeded the current value of all benefits liabilities under that Plan.

(h) No communication, report or disclosure has been made which, at the time made, did not accurately reflect the terms and operations of any Company Plan.

(i) The Company has not announced its intention, or undertaken (whether or not legally bound) to modify or terminate any Company Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Plan.

(j) The Company has not undertaken to maintain any Company Plan for any period of time and each such Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable law.

(k) The execution of this Agreement and the consummation of the transactions contemplated herein will not, by itself or in combination in any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from or under any Company Plan to any current or former director, officer, consultant or employee of the Company or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee (except as contemplated by this Agreement).

(l) Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, (i) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or in the Company’s business, and as of the date of this Agreement, to the knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit that could affect the Company; (ii) there are no controversies, strikes, slowdowns or work stoppages pending or, to the knowledge of the Company, threatened between the Company and any of its employees, and the Company has not experienced any such controversy, strike, slowdown or work stoppage within the past three years; (iii) the Company has not breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against the Company under any such agreement or contract that could reasonably be expected to have a Company Material Adverse Effect; (iv) the Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices; (v) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending with respect to the Company; and (vi) there is no charge of discrimination in employment or employment practices for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or, to the knowledge of the Company, threatened against the Company or that is now pending before the United States Equal Employment Opportunity Commission or any other Governmental Entity that would result in a material liability to the Company.

SECTION 3.12 Contracts.

(a) Section 3.12(a) of the Company Disclosure Schedule lists each of the following written or oral contracts and agreements of the Company as of the date hereof (such contracts and agreements being the “Material Contracts”):

(i) each contract and agreement for the purchase or lease of personal property with any supplier or for the furnishing of services to the Company with payments greater than $50,000 per year;

(ii) all broker, exclusive dealing or exclusivity, distributor, dealer, manufacturer’s representative, franchise, agency and sales promotion contracts to which the Company is a party or any other contract that compensates any person based on any sales by the Company;

(iii) all leases and subleases of real property;

(iv) all contracts and agreements relating to Indebtedness other than trade indebtedness of the Company, including any contracts and agreements in which the Company is a guarantor of Indebtedness;

(v) all contracts and agreements that limit or purport to limit the ability of the Company to compete in any line of business or with any person or in any geographic area or during any period of time;

(vi) all contracts and agreements between the Company and any of its stockholders relating to the voting of the stock of the Company and any other rights or obligations of a stockholder of the Company;

(vii) all contracts regarding the acquisition, issuance or transfer of any securities of the Company and each contract affecting or dealing with any securities of the Company, including, without limitation, any restricted stock agreements or escrow agreements (but excluding individual stock option agreements and restricted stock agreements between the Company and its officers, employees or consultants to the extent they conform to the general template of such agreements delivered to the Parent or one or more of its representatives);

(viii) any agreement of guarantee, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any person other than software licenses or professional services contracts entered into in the ordinary course of business;

(ix) all contracts and agreements between the Company and any of its officers, directors, or affiliates (excluding individual stock option agreements and restricted stock agreements between the Company and its officers, employees or consultants to the extent they conform to the general template of such agreements delivered to the Parent or one or more of its representatives);

(x) all contracts and agreements that involve the license, assignment or transfer of any Intellectual Property to or from the Company (other than licenses to the Company arising from the purchase of “off the shelf” or other standard products);

(xi) all contracts and agreements that involve indemnification by the Company with respect to infringements of proprietary rights (other than indemnification obligations arising from purchase, sale or license agreements entered into in the ordinary course of business); and

(xii) all contracts and agreements that involve obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000 (excluding those contracts that may be extinguished on thirty (30) days’ notice or less) or that are otherwise material to the business of the Company.

(b) Each Material Contract (i) is valid and binding on the Company, and, to the knowledge of the Company, on the other parties thereto, and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without penalty or other adverse consequence that could reasonably be expected to have a Company Material Adverse Effect. The Company is not, in any material respect, in breach or violation of, or default under, any Material Contract and, to the knowledge of the Company, no other party to any Material Contract is, in any material respect, in breach or violation thereof or default thereunder. The Company has made available to Parent or one or more of its representatives correct and complete copies of each Material Contract. No Material Contract includes or incorporates any provision the effect of which would be to enlarge or accelerate any obligations of the Company or give additional rights to any other party thereto or will in any other way be adversely affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

SECTION 3.13 Environmental Matters.

(a) The Company (i) is in compliance in all material respects with all applicable Environmental Laws (as defined below), (ii) holds all material Environmental Permits (as defined below) necessary to conduct the Company’s business, (iii) is in compliance in all material respects with its Environmental Permits, (iv) is not actually, or to the Company’s knowledge, potentially or allegedly, liable under any Environmental Law, and (v) is not actually, or to the Company’s knowledge, potentially or allegedly, liable for any off-site contamination by Hazardous Materials (as defined below).

(b) The Company has not released and, to the knowledge of the Company, no other person has released, Hazardous Materials on any real property owned or leased by the Company or, during its ownership or occupancy of such property, on any property formerly owned or leased by the Company. To the knowledge of the Company, none of the properties formerly or currently owned, leased or operated by the Company are contaminated with any Hazardous Materials which could result in a violation of applicable Environmental Laws. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any investigation, remediation or other action with respect to Hazardous Materials, or any notice to or consent of Government Entity or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

For purposes of this Agreement:

“Environmental Laws” means any Federal, state or local statute, law, ordinance, regulation, rule, code or order of the United States, or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials and those promulgated by the US Nuclear Regulatory Commission, as in effect as of the date of this Agreement.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Hazardous Materials” means (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

SECTION 3.14 Intellectual Property.

(a) The Company is the sole owner of the entire right, title and interest in and to, or has a valid license or similarly enforceable legal right to use for all relevant purposes, all Company Intellectual Property (as defined below). The Company and the operation of the business of the Company as currently conducted and as currently contemplated to be conducted (including with respect to new products, or enhanced versions of current products, the Company currently intends to introduce) does not infringe or misappropriate any IP Rights (as defined below) of a third party (an “Infringement”). The Company has not brought or threatened any action, suit or proceeding against any third party for any Infringement of any Company Intellectual Property or any breach of any license, sublicense or agreement involving Company Intellectual Property and is not aware of a bona fide basis for such a proceeding. “Intellectual Property” means (i) inventions (whether or not patentable); trade names, trade and service marks, logos, domain names and other designations (“Marks”); works of authorship; data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; methods; schematics; improvements; and all other intellectual property of any sort, whether or not patented, patentable, copyrightable or reduced to practice (“Inventions”) and (ii) patent rights; Mark rights; copyrights; trade secret rights; and all other intellectual and industrial property rights of any sort throughout the world, and all applications, registrations and the like with respect thereto (“IP Rights”). “Company Intellectual Property” means all Intellectual Property that is used or exercised (“Used”) in any business of the Company, or that is necessary to conduct any such business, as such business is presently conducted or as currently contemplated to be conducted (including with respect to new products, or enhanced versions of current products, the Company currently intends to introduce).

(b) To the extent included in Company Intellectual Property (but excluding Intellectual Property licensed to the Company), Section 3.14(b) of the Company Disclosure Schedule lists (by name, number, jurisdiction and owner) all issued patents and all patent applications; all registered Marks; and all registered copyrights. No cancellation, termination, expiration or abandonment of any of the foregoing (except natural expiration or termination at the end of the full term) has occurred or is anticipated by the Company. The Company is not aware of any material questions or challenges, or basis for a challenge, with respect to the validity of any claims of any of the foregoing patents or the validity (or any other aspect or status) of any Company Intellectual Property. The Company has made available to Parent or one of its representatives copies of all opinions of counsel it has received as to the infringement or non-infringement by the Company of any Intellectual Property of any third party.

(c) Section 3.14(c) of the Company Disclosure Schedule lists: (i) all licenses, sublicenses and other agreements to which the Company is a party that assign, authorize to Use, encumber, or give access to any Company Intellectual Property to a third party other than access provided under a standard form nondisclosure/nonuse agreement; and (ii) all licenses, sublicenses and other agreements pursuant to which the Company has received rights to Use any third party Intellectual Property that is not generally commercially available, except for purchase, service, or lease agreements entered into with customers in the ordinary course of business. The Company has not entered into any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of Infringement, other than indemnification provisions contained in agreements used in transactions arising in the ordinary course of business (including, but not limited to, purchase, and lease and supply agreements, distribution agreements, and service agreements). To the Company’s knowledge, no event or circumstance has occurred or exists (including, without limitation, the authorization, execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby) that would result in a material breach or violation of any license, sublicense or other agreement required to be listed in Section 3.14(c) of the Company Disclosure Schedule. No claims or actions have been asserted, are pending or, to the knowledge of the Company, threatened against the Company (i) based upon or challenging or seeking to deny or restrict the ownership by or license rights of the Company of any of the Company Intellectual Property or (ii) alleging that the Company Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement, and, to the knowledge of the Company, the Company does not currently anticipate any such claims or actions being made on the basis of information currently in the possession of the Company, including any communications from third parties relating to the Intellectual Party of such third parties.

(d) The Company has delivered to Parent or otherwise made available to Parent correct and complete copies of all licenses and other agreements listed on Section 3.14(c) of the Company Disclosure Schedule. With respect to each such license: (i) such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license; (ii) such license will not cease to be valid and binding and in full force and effect on terms identical in all material respects to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a material breach or default under such license or otherwise so as to give the licensor or any other person a right to terminate such license; (iii) the Company has not (A) received any notice of termination or cancellation under such license, (B) received any notice of breach or default under such license, which breach has not been cured, or (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a material breach of such license; (iv) the Company is current in all royalty obligations of the Company under any such license agreement imposing royalty obligations on the Company; and (v) neither the Company nor, to the knowledge of the Company, any other party to such license is in material breach or default thereof, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such license.

(e) The Company has taken reasonable steps consistent with prudent industry practice to protect and preserve the confidentiality of all Company Intellectual Property with respect to which the Company has exclusivity and is not otherwise disclosed in published patents or patent applications or registered copyrights (“Company Confidential Information”). Each current and former employee and contractor of the Company who contributed to the creation or development of any Company Intellectual Property executed an agreement in substantially the form of the Company’s standard Employee Invention Assignment, Nondisclosure and Noncompete Agreement (in the case of an employee) or Consulting Agreement (in the case of a contractor), except where failure to do so could not reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, none of its employees, officers, directors, agents or consultants is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or that would conflict with the Company’s business as presently proposed to be conducted. No current or former employee or officer of or consultant to the Company has excluded works or inventions made prior to his or her employment or relationship with the Company from his or her assignment of inventions pursuant to such employee’s, officer’s or consultant’s proprietary information and inventions agreement.

(f) To the knowledge of the Company, (i) there has been no misappropriation of any material trade secrets or other material confidential Company Intellectual Property by any person; (ii) no employee, independent contractor or agent of the Company has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of the Company is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Company Intellectual Property.

(g) Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business by the employees of and consultants to the Company, nor the conduct of the Company’s business as presently conducted or as proposed to be conducted, will, to the knowledge of the Company, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated. Except to the extent already assigned to the Company, the Company does not believe that it is or will be necessary to utilize any inventions or proprietary information of any of its employees (or people it currently intends to hire) made prior to their employment by the Company.

SECTION 3.15 Taxes.

(a) All Tax (as defined below) returns, statements, reports, declarations, claims for refund, and other forms and documents (including without limitation estimated Tax returns and reports, information returns and reports, related or supporting estimates, elections, and schedules) (collectively, “Tax Returns” and individually, a “Tax Return”) required to be filed with any Tax Authority (as defined below) before the Closing (after giving effect to any timely-requested valid extensions of such due date), by or on behalf of the Company have been or will be completed and timely filed when due (after giving effect to any timely-requested valid extensions of such due date), all such Tax Returns have been or will be prepared in compliance with all applicable Laws, and all such Tax Returns are or will be true, accurate and complete in all respects. All Taxes that have become due and payable by the Company have been timely paid. The 2004 Financial Statements (i) accrue all material actual and contingent liabilities for Taxes (as defined below) with respect to all periods through

December 31, 2004 and the Company has not and will not incur any Tax liability in excess of the amount reflected (excluding any amount thereof that reflects timing differences between the recognition of income for purposes of U.S. GAAP and for Tax purposes) on the Reference Balance Sheet included in the 2004 Financial Statements with respect to such periods, and (ii) properly accrue in accordance with U.S. GAAP all liabilities for Taxes payable after December 31, 2004, with respect to all transactions and events occurring on or prior to such date. The Company has not incurred any Tax liability since December 31, 2004 other than in the ordinary course of business and the Company has made adequate provisions for all Taxes since that date in accordance with U.S. GAAP on at least a quarterly basis.

(b) The Company has timely withheld and caused to be timely paid to the applicable financial institution or Tax Authority all amounts required to be withheld by the Company. To the knowledge of the Company, no Tax Returns filed with respect to Taxable years through the Taxable year ended December 31, 2003 in the case of the United States, have been examined and closed. The Company has not granted any extension or waiver of the limitation period applicable to any Tax Returns that is still in effect and there is no claim, audit, action, suit, proceeding, or (to the knowledge of the Company) investigation now in progress, pending or threatened against or with respect to the Company in respect of any Tax or assessment. There is no deficiency or adjustment in respect of Taxes that has been proposed, asserted or assessed by any Tax Authority against the Company that has not been finally resolved. There are no liens for Taxes (other than for current Taxes not yet due and payable or those being contested in good faith) upon the assets of the Company. None of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code. None of the assets of the Company directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code. None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code. The Company has not made consent dividend election under Section 565 of the Code. The Company has never been a party (either as a distributing corporation, a distributed corporation or otherwise) to any transaction intended to qualify under Section 355 of the Code or any corresponding provision of state Law. The Company is not currently and never has been subject to the reporting requirements of Section 6038A of the Code. The Company has previously provided or made available to Parent or its representatives true and complete copies of all Tax Returns filed in the prior three (3) years. All elections with respect to Taxes affecting the Company that were not made in Tax Returns provided to Parent or one or more of its representatives are described in Section 3.15(b) of the Company Disclosure Schedule. The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(c) No written claim has ever been made by a Tax Authority in a jurisdiction where the Company does not pay Tax or file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.

(d) The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Code Sections 162(m) or 280G.

(e) The Company will not be required, as a result of a change in method of accounting for any period ending on or before or including the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement under any other Tax law) in Taxable income for any period ending on or after the Effective Time. The Company will not be required to include any item of income in Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any prepaid amount received on or prior to the Closing Date or as a result of any installment sale or open transaction consummated on or prior to the Closing Date.

(f) The Company has not requested or been granted an extension of the time for filing any Tax Return that has not yet been filed but that would be late absent such an extension.

(g) The Company has never been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code) or filed or been included in a combined, consolidated or unitary Tax Return. The Company is neither a party to nor bound by any Tax sharing or allocation agreement. The Company is not presently liable, nor does the Company have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or foreign Law), (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise.

(h) The Company does not have a permanent establishment in any country with which the United States of America has a relevant Tax treaty, as defined in such relevant Tax treaty, and does not otherwise operate or conduct business through any branch in any country other than the United States.

(i) To the Company’s knowledge, all persons who have ever been employees of the Company and have purchased shares of the Company’s stock that at the time of such purchase were subject to a substantial risk of forfeiture under Section 83 of the Code have timely filed elections under Section 83(b) of the Code and any analogous provisions of applicable state and local Tax laws.

(j) There are no outstanding rulings of, or requests for rulings by, any Tax Authority addressed to the Company that are, or if issued would be, binding on the Company.

(k) The Company has not filed any consent agreement under Section 341(f) of the Code (as in effect prior to its repeal by the Jobs and Growth Tax Relief Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to such repeal) apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code prior to such repeal) owned by the Company.

(l) Each plan, program, or arrangement which is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such in Section 3.15(l) of the Company Disclosure Schedule. Since December 31, 2004, each plan, program, or arrangement there identified has been operated and maintained in accordance with the requirements of Notice 2005-1 and a good faith, reasonable interpretation of Section 409A of the Code and its purpose with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.

(m) For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, without limitation, any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”).

(n) For purposes of this Section 3.15, references to the Company shall be deemed to include the Company and all of its subsidiaries, if any.

SECTION 3.16 Vote Required. The only votes of the holders of any classes or series of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Stock and the Company Preferred Stock, voting as separate classes, in favor of the approval and adoption of this Agreement and the Merger (the “Stockholder Approval”).

SECTION 3.17 Assets; Absence of Liens and Encumbrances. Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company owns, leases or has the legal right to use all of the material real property, personal property and other assets (other than Intellectual Property, which is covered by Section 3.14 hereof, and Material Contracts, which are covered by Section 3.12 hereof), used in the conduct of the business of the Company or otherwise owned or leased by the Company and (all such properties and assets being the “Assets”). The equipment, facilities, and fixtures of the Company used in the operations of its business is, taken as a whole, in good operating condition and repair, ordinary wear and tear excepted. The Company has good and marketable title to all of its owned Assets and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (a) those resulting from Taxes which have not yet become delinquent, (b) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company, and (c) those that have otherwise arisen in the ordinary course of business.

SECTION 3.18 Owned Real Property. The Company does not own any real property.

SECTION 3.19 Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the origination, negotiation or execution of this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

SECTION 3.20 State Takeover Statutes. The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL will not apply to the Merger and the other transactions contemplated by this Agreement. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Restated Certificate of Incorporation or Amended and Restated Bylaws is, or at the Effective Time will be, applicable to the Company, the shares of Company Stock, the Merger or the other transactions contemplated by this Agreement.

SECTION 3.21 Insurance. The Company has in full force and effect valid policies of workers’ compensation insurance and products liability insurance and insurance with respect to its properties and business of the kinds and amounts not less than customarily obtained by corporations of established reputation engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft, public liability and other risks. The Company is not in default with respect to its obligations under any insurance policy maintained by it and has not been denied insurance coverage. There are no open claims under any of such insurance policies.

SECTION 3.22 Related-Party Transactions. No employee, officer, or director of or consultant to the Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, or made any payment to any of them since January 1, 2001, other than (a) for payment of salary or fees (in the case of consultants) for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company, and (c) for other standard employee benefits made generally available to all employees (including restricted stock agreements and stock option agreements outstanding under any stock option plan approved by the Company’s Board of Directors). To the knowledge of the Company, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except that employees, officers or directors of the Company and members of their immediate families may own stock in publicly-traded companies, including without limitation competitors of the Company, in amounts that do not render such individuals or entities an “affiliate” for purposes of United States securities laws, that may compete with the Company. No member of the immediate family of any officer or director of the Company is directly or indirectly interested in any material contract with the Company.

SECTION 3.23 Manufacturing and Marketing Rights. The Company has not granted rights to manufacture, produce, assemble, license, market, or sell its products to any other person and is not bound by any agreement that affects the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

SECTION 3.24 Disclosure. Neither this Agreement (including all the exhibits and schedules hereto), nor any certificates delivered pursuant to this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances under which they were made.

SECTION 3.25 Employees. To the Company’s knowledge, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company; and to the Company’s knowledge, the continued employment by the Company of its present employees, and the performance of the Company’s contracts with its independent contractors, will not result in any such violation. The Company has not received any notice alleging that any such violation has occurred. No employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company. To the Company’s knowledge, no officer or key employee, or group of key employees, has any intention to terminate his or her employment with the Company, nor does the Company have a present intention to terminate the employment of any officer, key employee or group of key employees.

SECTION 3.26 Obligations of Management. Each officer of the Company is currently devoting one hundred percent (100%) of his or her business time to the conduct of the business of the Company. To the Company’s knowledge, no officer or key employee of the Company is planning to work less than full time at the Company in the future.

SECTION 3.27 Information Statement. The Information Statement will not, at the time such Information Statement is mailed to the Company Stockholders, at the time of the Stockholder Approval or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company that the statements contained in this Article IV are true and correct.

SECTION 4.01 Organization and Qualification.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). The term “Parent Material Adverse Effect” means any event, change, violation, inaccuracy, circumstance or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the condition (financial or otherwise), assets (tangible or intangible), liabilities, or results of operations of Parent and its subsidiaries taken as a whole, except for any such events, changes, violations, inaccuracies, circumstances or effects resulting from or arising in connection with (i) the announcement of pendency of the Merger, this Agreement and the transactions contemplated hereby, (ii) changes in general economic or political conditions, including war or terrorism or (iii) changes in the healthcare industry generally, the medical device industry generally or the market for the Parent’s products in particular, unless in any such instance such change described in (ii) or (iii) above impacts the Parent in a materially disproportionate manner relative to a preponderance of the other similar entities impacted by such change.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

SECTION 4.02 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity.

SECTION 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate their respective organizational documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made or complied with, conflict with or violate in any material respect any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) conflict with, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound or affected, except, in the case of each of clause (ii) and (iii), those violations, conflicts, breaches or defaults which would not result in a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, order, authorization, registration or permit of, or filing with or notification to, any Governmental Entity, except (i) for the pre-merger notification requirements of the HSR Act, (ii) for the filing and recordation of appropriate merger documents as required by the DGCL and (iii) for such other consents, approvals, orders, authorizations, registrations or permits, filings or notifications that if not obtained or made would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

SECTION 4.04 Sufficient Funds Available. Parent has, and will have as of the Closing Date, sufficient funds available to consummate the transactions contemplated by, and to perform its obligations to be performed as of the Effective Time under, this Agreement and pay the fees and expenses it and Merger Sub incurs in connection with such transactions and obligations.

SECTION 4.05 Brokers’ and Finders’ Fees. Except for Piper, Jaffray & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESSES PENDING THE MERGER

SECTION 5.01 Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees (except to the extent that Parent shall otherwise consent in writing, such consent to be given or withheld in Parent’s discretion except as otherwise expressly provided for below in this Section 5.01), to carry on its business in the usual, regular and ordinary course and in substantially the same manner as previously conducted, to use all commercially reasonable efforts consistent with past practices and policies to keep available the services of its present officers and key employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing businesses would be unimpaired, in any material respect, at the Effective Time. The Company shall promptly notify Parent of any event or occurrence not in the ordinary course of business of the Company.

By way of amplification and not limitation, except as contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall not, between the date of this Agreement and the Effective Time, do, any of the following without the prior written consent of Parent (provided, however, that with respect to paragraphs (h), (k) (as it relates to offers of employment only), (o), (p), (q), (t) and (v), such consent shall not be unreasonably withheld by Parent):

(a) amend or otherwise change its Restated Certificate of Incorporation or Amended and Restated Bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, encumber, authorize or propose the issuance, sale, pledge, disposition, grant or encumbrance of any shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or any other ownership interest (including, without limitation, any phantom interest), of the Company, except pursuant to the terms of options, warrants or preferred stock outstanding on the date of this Agreement and except for grants of options prior to the Option Exercise Date to purchase up to 100,000 shares of Company Stock in the aggregate pursuant to the Shared Pool Plans, which options shall be subject to acceleration and cancellation in accordance with the terms of the Option Notice;

(c) sell, lease, license, pledge, grant, encumber or otherwise dispose of any of its properties or assets, real or personal, which are material, individually or in the aggregate, to its business, except sales of inventory in the ordinary course of business, consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(e) split, combine, subdivide, redeem or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

(f) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest or any assets in any corporation, partnership, other business organization or any division thereof;

(g) incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances;

(h) authorize any capital expenditures in excess of $50,000, in the aggregate;

(i) increase, or agree to increase, the compensation payable, or to become payable, to its officers or employees, except for increases in accordance with past practice in salaries or wages of its employees who are not its officers, or grant or pay, or commit itself (or the Surviving Corporation) to grant or pay, any severance, bonus or termination pay to, or enter into any bonus, employment or severance agreement with, any of its employees, directors or officers, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other Plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; provided, however, that the foregoing provisions of this subsection shall not apply to any amendments to employee benefit plans described in Section 3(3) of ERISA that may be required by Law;

(j) accelerate, amend or change the period of exercisability or the vesting schedule of restricted stock or Company Options granted under any option plan, employee stock plan or other agreement or authorize cash payments in exchange for any Company Options granted under any of such plans except as specifically required by the terms of such plans or as contemplated by Section 2.05 or any such agreement or any related agreement in effect as of the date of this Agreement and disclosed in the Company Disclosure Schedule;

(k) extend any offers of employment to potential employees who would receive a base salary at a rate of $100,000 per year or more, extend any consulting or independent contracting offers that are not cancelable on prior notice of 30 days or less, or enter into any employment agreements with a fixed term of employment or providing for severance with any individual;

(l) enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any agreements, understandings, instruments or contracts which are material to the business of the Company as currently conducted and as currently proposed by the Company to be conducted other than (i) contracts that are entered into in the ordinary course of business, or (ii) contracts which are terminable by the Company upon less than sixty (60) days’ notice without penalty or surviving obligations. For purposes of this Section 5.01(l), the parties hereto acknowledge that any such actions with respect to any contract or commitment having a value in excess of $50,000 shall not be deemed to be in the ordinary course of business;

(m) (i) sell, license (except for non-exclusive licenses entered into in connection with MammoSource program agreements, clinical study site licenses, and OEM arrangements entered into in compliance with this Agreement and consistent with past practice), assign or transfer any Intellectual Property of the Company to any other person other than the Parent, or encumber any Intellectual Property of the Company, (ii) license, or otherwise acquire, any Intellectual Property not owned by the Company or the Parent from any third party on terms requiring any royalty payments or imposing other obligations on the Company, (iii) cease to prosecute any current patent applications or other material Intellectual Property to the extent that continued prosecution is possible under applicable laws, regulations and rules, or fail to pay any patent or other Intellectual Property maintenance fees, or (iv) fail to pay any royalty payment obligations when due under existing license agreements to which the Company is a party or subject;

(n) enter into or amend any agreement pursuant to which any other party is granted manufacturing, marketing or other development or distribution rights of any type or scope with respect to any of the Company’s products or technology, or enter into any agreement that would limit the ability of any of the Surviving Corporation, the Parent or any affiliate of the Parent to operate in a specific area of business or specific geographic area after the closing of the Merger (other than agreements terminable on 60 days (or less) notice without penalty);

(o) materially reduce the amount of any insurance coverage under any of the material insurance policies of the Company;

(p) commence a lawsuit other than (i) for the routine collection of accounts and sums owed to the Company, (ii) in such cases where the Company determines in good faith that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided, that it consults with the Parent prior to the filing of such a suit, or (iii) with respect to this Agreement;

(q) make or change any election in respect of Taxes, adopt or request permission of any Tax Authority to change any accounting method in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, surrender or allow to expire any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or take (or permit any subsidiary to take) any such actions with respect to any subsidiary;

(r) fail to give any notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, or any applicable government authority under the Worker Adjustment and Retraining Act (the WARN Act), the National Labor Relations Act, the Code, the Consolidated Omnibus Reconciliation Act (COBRA), or other applicable law in connection with the transactions provided for in this Agreement;

(s) merge or consolidate with any entity other than the Parent, Merger Sub or an affiliate of the Parent, or liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(t) hire or retain, or continue to retain or employ, any employee or consultant having access to confidential or proprietary information of the Company unless such employee or consultant enters into, or has entered into, the Company’s standard form of proprietary information and inventions agreement or consulting agreement, a copy of which has been made available to Parent or one of its representatives, or amend or otherwise modify, or grant a waiver under, any such agreement with any such person;

(u) enter into or be a party to any transaction with any director, officer, employee, significant shareholder or family member of or consultant to any such person, corporation or other entity of which any such person beneficially owns 10% or more of the equity interests or has 10% or more of the voting power, or affiliate of the Company, except (i) for any agreement in favor of Parent which is consistent in all respects with the provisions of this Agreement and (ii) as approved by a majority of the disinterested directors of the Board of Directors of the Company on terms and conditions which are fair and reasonable to the Company and no less favorable to the Company as could be obtained from a third party on an arms-length basis;

(v) make any change in any method of accounting or accounting practice or policy other than those required by U.S. GAAP, or make any change in the Company’s practices or procedures relating to collections of accounts receivable and relating to accounts payable or adopt any other material changes in its business policies and procedures, or manage the accounts payable and the collection of accounts receivable of the Company other than in accordance with the Company’s past practices;

(w) use any of the cash or cash equivalents of the Company for the payment of any third party fees and expenses incurred or expected to be incurred by the Company in connection with the preparation and negotiation of this Agreement and the consummation of the Merger (including the payment of any premium for any officers’ and directors’ liability insurance policy that is intended to provide protection for any claims made after the Effective Time), to the extent the aggregate amount of such fees and expenses, together with the amount payable to Parent in connection with its purchase of the Tail PL Insurance Policy, exceeds $3,500,000, or use any of the Option Proceeds Amount to discharge any of such fees and expenses;

(x) knowingly engage in any other activity which could reasonably be expected to impair the ability of the Parent, the Merger Sub or the Company to consummate the Merger; or

(y) authorize, commit to, agree to take, or permit to occur any of the foregoing actions.

SECTION 5.02 Litigation. Each of the Company and Parent shall notify the other in writing promptly after learning of any material claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or other Governmental Entity initiated by it or against it, or known by it to be threatened against it or any of its officers, directors, employees or stockholders in their capacity as such.

SECTION 5.03 Notification of Certain Matters. Parent shall give reasonably prompt notice to the Company, and the Company shall give reasonably prompt notice to Parent, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate, in any material respect, or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied, in any material respect; and (ii) any failure or inability of Parent or the Company, as the case may be, to comply, in any material respect, with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

SECTION 5.04 Option Proceeds Amount. The Company shall place any cash received in respect of the exercise of Company Options as of the Option Exercise Date in a segregated bank account solely for the benefit of the Surviving Corporation immediately upon receipt thereof. The Company agrees that it shall not use, transfer, pledge or subject such funds to any liability prior to the earlier of the Effective Time or the termination of this Agreement in accordance with the terms of Article VIII.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Company Stockholder Approval. The Company shall, as promptly as is reasonably practicable after the date of this Agreement and in accordance with applicable Law and the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws, convene a meeting of its stockholders or solicit written consents to obtain their approval and adoption of this Agreement, the Merger, and the other transactions contemplated by this Agreement. The Company shall ensure that the stockholders’ meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the stockholders’ meeting are solicited or, in the alternative, that written consents are solicited from its stockholders, in compliance with applicable Law, the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws, and all other applicable legal requirements. The Company agrees to use its commercially reasonable efforts to take all action necessary or advisable to secure the necessary votes required by applicable Law, the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws to effect the Merger. In connection with the solicitation of votes from its stockholders, the Company shall prepare and deliver a related information statement or other disclosure document (the “Information Statement”). Parent shall have the opportunity to review the Information Statement prior to is delivery to the Company Stockholders. Parent shall cooperate with, and provide information to, the Company in connection with the Company’s preparation of the Information Statement. None of the information supplied by Parent to the Company in connection with the preparation of the Information Statement shall contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

SECTION 6.02 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time, the Company shall: (i) provide to Parent (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Representatives”)) access during normal business hours and other reasonable times upon prior notice to the directors, officers, employees, agents, properties, offices, books, records and other facilities of the Company, and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company as reasonably requested by Parent or its Representatives.

(b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Non-Disclosure Agreement, dated November 1, 2004 (the “Non-Disclosure Agreement”), between the Company and Parent.

SECTION 6.03 No Solicitation of Transactions.

(a) The Company will not (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), (ii) enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, (iii) agree to or endorse any Competing Transaction, or (iv) authorize or permit any of the officers, directors or employees of the Company, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company, to take any such action. The Company will notify Parent after receipt by the Company (or any of its officers, directors, employees, agents, advisors or other representatives) of any proposal for, or inquiry respecting, any Competing Transaction, or any request for nonpublic information in connection with such proposal or inquiry or for access to the properties, books or records of the Company by any person that informs or has informed the Company that it is considering making or has made such a proposal or inquiry. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

(b) A “Competing Transaction” means any of the following involving the Company (other than the Merger and the other transactions contemplated by this Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, transfer, license or other disposition of a material portion of the assets (tangible or intangible) or debt or equity securities of such party; and (iii) a tender offer or exchange offer for a majority of the outstanding voting securities of such party.

SECTION 6.04 Employee Benefits Matters. Parent shall take such commercially reasonable actions, to the extent permitted by the Company’s health and welfare plans, to continue to maintain such health and welfare benefit plans until such time as, in Parent’s reasonable discretion, an orderly transition can be accomplished to employee benefit plans and programs maintained by Parent for its and its affiliates’ employees in the United States. Parent shall take such reasonable actions, to the extent permitted by Parent’s benefits programs, as are necessary to allow eligible employees of the Company to participate in the health and welfare benefit plans of Parent or alternative benefit programs in the aggregate that are substantially similar to those applicable to employees of Parent in similar functions and positions on similar terms. To the extent that Parent transitions employees of the Company from the Company’s benefit plans to employee benefit plans and programs maintained by Parent, from and after the Effective Time, and to the extent permitted by such plans, Parent shall make commercially reasonable efforts to ensure that such plans recognize the service of Company employees with the Company (to the same extent as service with Parent is taken into account with respect to similarly situated employees of Parent) prior to the Effective Time for (i) eligibility and vesting purposes and (ii) for purposes of vacation accrual after the Effective Time as if such service with the Company was service with Parent. Parent and the Company agree that where applicable with respect to any welfare benefit plan, including without limitation medical or dental benefit plan, of Parent, Parent shall make commercially reasonable efforts to waive any pre-existing condition exclusion and actively-at-work requirements (provided, however, that no such waiver shall apply to a pre-existing condition of any employee of the Company who was, as of the Effective Time, excluded from participation in a plan maintained by the Company by virtue of such pre-existing condition) and similar limitations, eligibility waiting periods and evidence of insurability requirements under any of Parent’s group health plans to the extent permitted by such plans. Parent shall make commercially reasonable efforts to provide that any covered expenses incurred on or before the Effective Time by the Company’s employees or such employees’ covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of similarly situated employees of Parent. Nothing in this Section 6.04 or elsewhere in this Agreement shall be deemed to require Parent or the Surviving Corporation to offer or continue the employment of any individual.

SECTION 6.05 Further Action; Consents; Filings.

(a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (ii) obtain from any Governmental Entity or any other person all consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, including those required under the HSR Act, and (iii) make all necessary filings, and thereafter make any other required submission, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement required under applicable Law. Notwithstanding anything herein to the contrary, in no event shall the Parent be required to enter into any consent decree, hold separate orders or other arrangements that would have the effect of requiring Parent or the Company to dispose of any existing assets of such party and Parent shall be entitled to abandon its efforts to obtain approval under the HSR Act in the event that it becomes reasonably apparent that Parent would be required to enter into a consent decree, hold separate orders or other arrangement that could have such effect in order to obtain any approval required under the HSR Act or other applicable Law, provided, that Parent shall promptly give notice of such abandonment to the Company. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing on a timely basis copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith.

(b) Without limiting the obligations of Parent and the Company under paragraph (a) above, Parent and the Company shall file as soon as practicable after the date hereof notifications with respect to the transactions contemplated by this Agreement under the HSR Act and each of Parent and the Company shall use their respective commercially reasonable best efforts to respond as promptly as practicable to all reasonable inquiries or requests and to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade. Each of Parent and the Company will (i) use its commercially reasonable best efforts in connection with and cooperate with the other in connection with resolving any governmental inquiry or investigation, whether domestic or foreign, relating to their respective HSR Act filings, the Merger or any related inquiry or investigation and, subject to Parent’s rights to abandon any such actions in accordance with paragraph (a) above, contest vigorously any action, including administrative or judicial action, and vigorously pursue all reasonable avenues of administrative and judicial appeal to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that restricts, prevents or prohibits the consummation of the

Merger and the other transactions contemplated hereby on the terms stated herein, (ii) promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with any governmental entity, whether domestic or foreign, relating to their respective HSR Act filings, the Merger or any related inquiry or investigation, and (iii) to the extent reasonably practicable, give the other reasonable advance notice of, and the opportunity to participate in (directly or through its representatives), any meeting or conference with any governmental entity, whether domestic or foreign, relating to their respective HSR Act filings, the Merger or any related inquiry or investigation. The Company and Parent shall each be responsible for fifty percent (50%) of all filing fees arising from the filings under the HSR Act contemplated by this Section 6.05(b), with any filing fees or other fees incurred or payable by the Company under this paragraph (b) being deemed to be fees and expenses incurred by the Company in connection with the preparation and negotiation of this Agreement and the consummation of the Merger for all purposes of this Agreement.

(c) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company and Parent shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other person.

SECTION 6.06 No Public Announcement. None of the Company, Parent nor any of their respective representatives shall (a) disclose any information about the existence or details of the transactions contemplated hereby until after the issuance of the joint press release described above and (b) without the prior written consent of the other party, issue any other press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby at any time, provided, that nothing in this Section 6.06 shall be deemed to prevent Parent from making any disclosures required by Law or the rules of any applicable securities exchange or securities association.

SECTION 6.07 Indemnification of Officers and Directors.

(a) For a period of six years from and after the Closing Date, Parent and the Surviving Corporation agree to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company’s Restated Certificate of Incorporation or Amended and Restated Bylaws, employment agreements, indemnification agreements identified on the Company Disclosure Schedule or under applicable Law for acts or omissions which occurred at or prior to the Effective Time. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation that are at least as favorable to the past and present officers and directors of the Company as those provisions contained in the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws in effect on the date hereof, and such provisions shall not be amended, repealed or otherwise modified for a period of six years in any manner that would adversely affect the rights of the past and present officers and directors of the Company (unless such modification is required by applicable Law).

(b) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.07.

(c) All past and present officers and directors of the Company and his or her heirs and representatives shall be intended third-party beneficiaries of this Section 6.07. The rights of all past and present officers and directors of the Company under this Section 6.07 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Law or otherwise.

(d) Nothing in this Section 6.07 shall be deemed to limit the rights of Parent under Section 9.02.

SECTION 6.08 Tax Matters.

(a) The Company shall, and shall cause each of its subsidiaries to, timely file all of its Tax Returns as they become due (taking all timely filed proper extension requests into account), all such Tax Returns to be true, correct and complete, and the Company shall, and shall cause each of its subsidiaries to, timely pay and discharge as they become due and payable (taking all timely filed proper extension requests into account) all Taxes (other than Taxes contested in good faith by the Company or its subsidiaries in appropriate proceedings) imposed upon it or its income or any of its property.

(b) The Company agrees to cooperate with Parent and make reasonable efforts to provide any factual information reasonably requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on the Company’s carryforwards under Sections 382, 383 and 384 of the Code as of the date of this Agreement. In furtherance of the foregoing, and without limiting the generality of the foregoing, the Company agrees that, on or before the Closing Date, it will make reasonable efforts to provide to Parent the following information determined as of the date of this Agreement: (i) any information known to the Company regarding the ownership of the equity of the Company from the time the Company was formed through the date of this Agreement (including any capitalization tables, option tables or redemption tables known to the Company with respect to the equity of the Company showing the ownership of Company stock and/or options, the dates any such stock and/or options were issued or transferred, and the prices and (if applicable) strike prices at which any such stock and/or options were issued), (ii) any information actually known to the Company regarding any relationships between and/or among the holders of stock and/or options in the Company, (iii) any valuation-type spreadsheets, memoranda, offering documents, board of directors’ resolutions, or similar materials of the Company that have been prepared by or for the Company in connection with any stock offerings, option issuances, changes in option pricing or redemptions, if any, and (iv) any written analysis known to the Company that has been conducted regarding whether there is any limitation on its carryforwards under the foregoing Code sections. For the avoidance of doubt, the parties acknowledge that the Company shall not have any obligation to either (A) conduct any appraisals in connection with this Section 6.08(b), or (B) conduct any analysis regarding whether there are any limitations on its carryforwards under the foregoing Code sections.

SECTION 6.09 Product Liability Insurance. Parent shall, prior to the Closing, purchase product liability insurance covering incidents involving products manufactured or sold by the Company prior to Closing providing coverage of no less than $10,000,000 (the “Tail PL Insurance Policy”). At least three (3) business days prior to the Closing, Parent shall deliver to the Company a true copy of an invoice showing the full premium payable by Parent for the Tail PL Insurance Policy.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws;

(b) No Order. No Governmental Entity or court of competent jurisdiction located or having jurisdiction in the United States shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

(c) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or express waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (x) The representations and warranties made by the Company in this Agreement shall have been true and correct in all material respects at the time originally made (as qualified by the Company Disclosure Schedule but without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect or similar expressions), except for those representations and warranties that are expressly qualified as to lack of a Material Adverse Effect, which shall be true and correct in all respects, except as would not have a Company Material Adverse Effect (as qualified by the Company Disclosure Schedule but without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect or similar expressions), and (y) the representations and warranties made as of the Agreement Date shall be true and correct in all respects as of the Effective Time (as qualified by the Company Disclosure Schedule but without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect or similar expressions) except (i) in the case of the foregoing clause (y), for breaches of such representations and warranties that, individually or in the aggregate, would not result in a Company Material Adverse Effect, (ii) that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date (subject to any respective qualifications as to materiality and Material Adverse Effect, or similar expressions, contained therein and the following clause (iii)), and (iii) for changes expressly contemplated by this Agreement, and Parent shall have received a certificate of the Chief Executive Officer of the Company to that effect;

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and Parent shall have received a certificate of the Chief Executive Officer of the Company to that effect;

(c) Approvals. The Company shall have received all authorizations, consents, orders and approvals, the failure of which to obtain could reasonably be expected to have a Company Material Adverse Effect;

(d) No Restraints. There shall not be pending any suit, action, investigation or proceeding to which a Governmental Entity is a party prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(e) Escrow Agreement. The Escrow Agent (or a substitute escrow agent reasonably satisfactory to Parent) and the Stockholders’ Representative shall have entered into the Escrow Agreement;

(f) Opinion of the Company’s Counsel. Parent shall have received the opinion of Gunderson Dettmer (counsel to the Company) substantially in the form attached hereto as Exhibit C;

(g) Non-Competition Agreements. Each of the individuals named on Schedule 7.02(g) shall have executed and delivered non-competition agreements with Parent in the form attached hereto as Exhibit D;

(h) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred (whether before, on or after the Agreement Date), except for any such Company Material Adverse Effects that shall have been cured prior to the termination of this Agreement or that shall have been disclosed on the Company Disclosure Schedule;

(i) No Injunction. No injunction or other decree shall have been issued by any court of competent jurisdiction prohibiting the sale by the Company or Parent of any of the products listed on Schedule 7.02(i) hereto on the basis of any rights held by a third party (including without limitation any rights of any third party in any Intellectual Property);

(j) FIRPTA Certificate. The Company shall have delivered a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3);

(k) Termination of Warrants, Options, Etc. Any and all rights, warrants, options or other instruments or rights to purchase shares of Company Stock outstanding immediately prior to the Closing that would be required to be listed in the Closing Certificate, whether or not exercisable, whether or not vested, and whether or not performance based, shall have been exercised, cancelled or otherwise terminated, and all outstanding convertible notes shall have been cancelled or converted into capital stock of the Company;

(l) Dissenters’ Rights. Holders of no more than 10.0% of the aggregate outstanding Company Stock (calculated on an as-converted to Company Common Stock basis) as of the Effective Time shall have elected to, or continue to have contingent rights to, exercise dissenters’, appraisal or similar rights under the DGCL with respect to such shares;

(m) Transaction Fees. The Company shall have delivered to Parent (i) a copy of a letter from Gunderson Dettmer, setting forth the maximum dollar amount of unpaid fees and expenses incurred or expected to be incurred by the Company or the Surviving Corporation (to the extent attributable to the engagement of Gunderson Dettmer by the Company prior to the Effective Time) with respect to the engagement or activities of such entity in connection with the preparation and negotiation of this Agreement and the consummation of the Merger (including a reasonable estimate for any work to be performed following the Effective Time), whether or not invoiced or billed prior to the Effective Time, and (ii) a written, binding agreement establishing the final amount of unpaid fees and expenses incurred or expected to be incurred by the Company with respect to the engagement or activities of Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with the preparation and negotiation of this Agreement and the consummation of the Merger, whether or not invoiced or billed prior to the Effective Time;

(n) Closing Certificate. The Company shall have delivered to Parent and Merger Sub the Closing Certificate; and

(o) Secretary’s Certificate. Parent shall have received a certificate executed by the Secretary of the Company attaching and certifying as to matters customary for a transaction of this sort, including, without limitation, the true and correct copies of the Company’s current Restated Certificate of Incorporation and Amended and Restated Bylaws and copies of the resolutions of the Company’s Board of Directors and the Company Stockholders approving and adopting this Agreement and the transactions relating hereto.

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (x) The representations and warranties made by Parent and Merger Sub in this Agreement shall be true and correct in all material respects at the time originally made (without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect or similar expressions), except for those representations and warranties that are expressly qualified as to lack of a Material Adverse Effect, which shall be true and correct in all respects, except as would not have a Parent Material Adverse Effect (without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect or similar expressions), and (y) the representations and warranties made as of the Agreement Date shall be true and correct in all respects as of the Effective Time (without regard to any qualifications to such representations and warranties as to materiality, Material Adverse Effect or similar expressions) except (i) in the case of the foregoing clause (y), for breaches of such representations and warranties that, individually or in the aggregate, would not result in a Parent Material Adverse Effect, (ii) that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date (subject to any respective qualifications as to materiality and Material Adverse Effect, or similar expressions, contained therein and the following clause (iii)), and (iii) for changes contemplated by this Agreement, and the Company shall have received a certificate of the Chief Executive Officer of Parent to that effect;

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of a duly authorized officer of Parent to that effect;

(c) Opinion of Parent’s Counsel. The Company shall have received the opinion of Bingham McCutchen LLP (counsel to Parent) substantially in the form attached hereto as Exhibit E; and

(d) Escrow Agreement. Parent and the Escrow Agent shall have entered into the Escrow Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated by this Agreement, as follows:

(a) by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before May 31, 2005 (the “Termination Date”); provided, however, that (i) the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date, and (ii) in the event that one or both of Parent and the Company (or any shareholder thereof) are required or deem it advisable to make a filing under the HSR Act, or under similar foreign statutes or regulations, or seek any other governmental approvals or authorizations as may be reasonably necessary in connection with the closing of the Merger, the Termination Date shall be delayed, without further action of the parties, until the fifth (5th) business day after the date on which any applicable waiting periods thereunder have expired or been terminated or such other approvals and authorizations are received;

(c) by either Parent or the Company upon the issuance of any Order which is final and nonappealable which would prevent the consummation of the Merger;

(d) by Parent upon a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.02(a) and 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however that if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts, Parent may not terminate this Agreement under this Section 8.01(d); or

(e) by the Company upon a breach of any material representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 7.03(a) and 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that if such Terminating Parent Breach is curable by Parent and Merger Sub through the exercise of their respective reasonable best efforts and for so long as Parent and Merger Sub continue to exercise such reasonable best efforts, the Company may not terminate this Agreement under this Section 8.01(e).

SECTION 8.02 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Merger Sub or the Company or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that (i) Section 6.02(b), and this Section 8.02 shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for the willful or intentional breach of any of its representations or warranties, or the breach of any of its covenants or agreements set forth in this Agreement.

SECTION 8.03 Amendment. This Agreement may be amended prior to the Effective Time only by an instrument in writing, duly authorized by the Board of Directors of the Company, executed by Parent, the Merger Sub, the Company and the Stockholders’ Representative. This Agreement may be amended subsequent to the Effective Time only by an instrument in writing executed by Parent, the Surviving Corporation and the Stockholders’ Representative. Following the Effective Time, the Stockholders’ Representative shall be authorized to execute an amendment to this Agreement if he has received written consent from holders of more than 50% of the interests in the Contingent Payments.

SECTION 8.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

HOLD HARMLESS; INDEMNIFICATION

SECTION 9.01 Survival of Representations and Warranties and Ability to Make Indemnification Claims. The representations and warranties of the Company, Merger Sub and Parent contained in this Agreement, and the ability of the Parent Indemnified Parties (as defined in Section 9.02) to make claims under Section 9.02, shall survive the Effective Time for a period of fifteen (15) months following the Effective Time (the “Survival Period”). For the avoidance of doubt, no Parent Indemnified Party shall have a right to make a claim for indemnification under this Article IX following the end of the Survival Period, provided, that if written notice of a claim has been given prior to the expiration of the Survival Period by a Parent Indemnified Party in accordance with Section 9.04(a), then any relevant representations and warranties and the right of the Parent Indemnified Parties to make such claim shall survive until such claim has been finally resolved. Notwithstanding anything to the contrary contained in this Agreement, it is the explicit understanding of each party that the Company is making no representation or warranty whatsoever, express or implied, except those representations and warranties contained in Article III and those contained in any certificate delivered pursuant to this Agreement, including but not limited to the Closing Certificate and any certificates delivered under Sections 7.02(a) and 7.02(b).

SECTION 9.02 Hold Harmless. (a) Subject to Section 9.01, after the Effective Time, Parent and its affiliates (including, after the Effective Time, the Surviving Corporation), officers, directors and employees (collectively, the “Parent Indemnified Parties”) shall be indemnified and held harmless for any actual liabilities, losses, damages, costs, expenses, and penalties (including, without limitation, reasonable attorneys’ fees and expenses and court costs) incurred, suffered or paid by them (collectively, “Losses”), arising out of or resulting from:

(i) any inaccuracy or breach of any representation or warranty made by the Company in this Agreement or the Closing Certificate and any certificates delivered under Sections 7.02(a) and 7.02(b);

(ii) the breach of any covenant or agreement made by the Company in this Agreement or any other agreement, certificate or other document delivered pursuant to this Agreement;

(iii) any actual or alleged liability of the Company, the Surviving Corporation or any of its Affiliates for death or injury to person or property as a result of any actual or alleged defect in any product manufactured or sold by the Company or any of its Affiliates at or prior to the Effective Time, or any actual or alleged warranty, recall or similar liability for any product sold by or for the Company at or prior to the Effective Time, or any statutory liability of the Company, the Surviving Corporation or any of its Affiliates or any

liability of the Company, the Surviving Corporation or any of its Affiliates assessed with respect to any failure to warn arising in connection with any products sold at or prior to the Effective Time (collectively, “Product Liability Claims”);

(iv) any liability of the Company, the Surviving Corporation or any of its Affiliates under any Environmental Laws relating to any occurrences at or prior to the Effective Time (collectively, “Environmental Claims”);

(v) any payments made by Parent, the Merger Sub or the Surviving Corporation after the Effective Time with respect to any Dissenting Shares to the extent that such payments exceed the portion of the Closing Payment to which the holders of such Dissenting Shares would have been entitled had such Dissenting Shares not been Dissenting Shares (the “Appraisal Claims”);

(vi) any costs and expenses incurred by the Company (or that the Surviving Corporation will otherwise be liable for after the Effective Time, to the extent attributable to engagements of such third parties by, or arrangements made by, the Company prior to the Effective Time) in connection with the preparation, negotiation, execution and delivery of this Agreement and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby (including any fees and expenses of legal counsel, financial advisors and consultants) and the Merger by the Company or the Company Stockholders, regardless of whether or not billed or invoiced prior to the Effective Time and regardless of any disclosure on the Company Disclosure Schedule (collectively, “Transaction Cost Claims”), but only to the extent that such costs and expenses are not taken into account in the calculation of the Closing Payment in accordance with clause (v) of the definition thereof and excluding an amount of such fees and expenses equal to $3,500,000 minus the amount payable to Parent in connection with the purchase of the Tail PL Insurance Policy, to the extent discharged by the Company out of its cash on hand prior to the Effective Time in accordance with the terms of this Agreement;

(vii) Other than with respect to the matters described in Section 3.10 of the Company Disclosure Schedule, any claim, allegation or assertion that the manufacture, marketing, distribution or sale of any product designed and developed by the Company prior to the Effective Time infringes or violates any Intellectual Property or other proprietary rights of any third party or any challenge to the scope or the validity of the Company’s Intellectual Property as of the Closing Date (collectively “Intellectual Property Claims”);

(viii) any claims made by any Company Stockholder based upon any alleged breach of fiduciary or other duty by any officer, director or stockholder of the Company in connection with this Agreement or the transactions contemplated hereby, or any claims by any officer, director or Company Stockholder to indemnification by the Company or the Surviving Corporation with respect to any such claims (collectively, “Fiduciary Duty Claims”);

(ix) regardless of any disclosure on the Company Disclosure Schedule, any amounts required to discharge any Indebtedness of the Company for borrowed money outstanding immediately prior to the Effective Time or any payment obligations of the Company to any of its stockholders outstanding at the Closing (excluding any accrued salary, consulting or employment related benefits or compensation for services rendered before the Effective Time, bona fide trade obligations, or the issuance of the Aggregate Merger Consideration hereunder) in excess of the respective amounts therefor set forth on the Closing Certificate and used in the calculation of the Closing Payment (“Indebtedness Claims”);

(x) regardless of any disclosure on the Company Disclosure Schedule, any amounts required to discharge any Overdue Payables as of the Closing Date in excess of the aggregate amount thereof set forth on the Closing Certificate and used in the calculation of the Closing Payment (collectively, “Overdue Payables Claims”);

(xi) regardless of any disclosure on the Company Disclosure Schedule (but without duplicating any amounts taken into account under Section 2.01(b)(ii)(vii) of this Agreement), the treatment as an “excess parachute payment” (within the meaning of Code Section 280G(b)) of any payment made by the Company or the Surviving Corporation on or prior to the Closing Date or otherwise required to be paid by the Company or the Surviving Corporation pursuant to written or oral contracts or agreements entered into on or prior to the Closing Date, including but not limited to any payments of the Aggregate Merger Consideration hereunder, (“Excess Parachute Claims”), to the extent such Losses are not taken into account in the calculation of the Closing Payment in accordance with clause (vii) of the definition thereof;

(xii) (i) any breach of any representation or warranty in Section 3.15 of this Agreement or any covenant in Sections 5.01(q) or 6.08 of this Agreement and (ii) to the extent not duplicative of clause (i), any actual or asserted liability for Taxes of or owed by the Company or any subsidiary of the Company in respect of any full or partial Tax period ending on or prior to the Closing Date (claims for indemnification under this Section 9.02(a)(xii) are referred to herein as “Tax Claims”); provided, that for purposes of applying this subparagraph (xii) any disclosures set forth on the Company Disclosure Schedule shall be disregarded and Parent and the Stockholders’ Representative shall use appropriate methods to allocate liability in respect of any Taxes of the Company or any subsidiary attributable to any Tax period that includes but ends after the Closing Date (each, a “Straddle Period”), which appropriate methods shall include the following:

(A) for any income Taxes or any transactional Taxes, including Taxes based on sales or revenue, the allocation of Taxes to pre- and post-Closing portions of a Straddle Period shall be determined using a closing-of-the-books method assuming that the applicable Straddle Period consists of two Taxable periods, one ending at the close of the Closing Date and one beginning at the opening of the day after the Closing Date, and

(B) for any Taxes based on net worth, capital, intangibles, or similar items, and for any real estate Taxes or other property or tangible asset-based Taxes, the allocation of Taxes to pre- and post-Closing portions of a Straddle Period shall be determined on a per-diem basis taking into account the number of days in the Straddle Period through and including the Closing Date and the number of days in the entire Straddle Period;

(xiii) any failure by any of those individuals who, as of December 31, 2004, held the positions of Chief Executive Officer, Chief Financial Officer and

Controller of the Company, to deliver such representations with respect to the financial statements for the Company’s fiscal year ended on such date as may be reasonably requested by Parent to be delivered to any auditor who is performing an audit of such financial statements, unless (x) the employment of such individual with Parent or the Surviving Corporation has been terminated after the Effective Time without cause by the Parent or the Surviving Corporation or such individual is incapable of delivering such representations as a result of death or disability, or (y) such individual fails to deliver such representations on the basis that material adjustments have been made to the 2004 Financial Statements that such individual reasonably believes are inconsistent in one or more material respects with both U.S. GAAP and the preparation of the Audited Financial Statements; or

(xiv) any failure by the Company to obtain the consent of SIMS Deltec, Inc. to the Merger under the Agreement, dated as of May 21, 2001, between the Company and SIMS Deltec, Inc. prior to the Effective Time.

(b) Notwithstanding anything to the contrary contained in this Agreement:

(i) Subject to the limitations set forth in this Agreement, Parent shall have the right to recover Losses that are indemnifiable pursuant to Section 9.02 first from the Escrow Fund to the extent available, in accordance with the Escrow Agreement, and then by setting off any remaining such amounts against any Contingent Payment otherwise due pursuant to this Agreement up to the Maximum Indemnity Amount (as defined below); provided, that except in case of knowing and intentional or willful breach of a covenant in this Agreement or fraud, recovery by set-off from the Contingent Payment, if any, to be made with respect to the Second Contingent Payment Year shall be the sole and exclusive remedy of the Parent Indemnified Parties for any Losses arising out of claims made by the Parent Indemnified Parties after the first anniversary of the Closing Date but before the end of the Survival Period.

(ii) Except in the case of knowing and intentional or willful breach of a covenant in this Agreement or fraud, recovery from the Escrow Fund and set-off against each of the Contingent Payments shall be the sole and exclusive right and remedy for any Losses arising out of any and all claims relating to the subject matter of this Agreement, and the aggregate maximum amount that may be recovered from the Company Stockholders shall be limited to an amount (the “Maximum Indemnity Amount”), initially equal to the Escrow Amount, but increased as of the date each Contingent Payment becomes due hereunder, by an amount equal to 10% of the Contingent Payment Amount upon which such Contingent Payment is based (calculated prior to any set-off or reduction of such Contingent Payment in accordance with this Article IX or Section 2.07(g)); and

(iii) no payment from the Escrow Fund or set-off against Contingent Payments with respect to any Losses otherwise payable under Section 9.02(a) (including after application of the limitations set forth in clause (iv) below) and arising out of or resulting from the causes enumerated in Section 9.02(a) shall be payable until such time as all such Losses shall aggregate to more than $250,000 after which time all Losses may be reimbursable (subject to the limitations set forth in this Article IX) from the Escrow Fund and set-off against Contingent Payments; provided, that such threshold shall not apply to Losses arising out of or in connection with (A) any breach of any of the representations or warranties contain in Section 3.04 or in the Closing Certificate, (B) any Tax Claims, Fiduciary Duty Claims, Appraisal Claims, Overdue Payables Claims, Indebtedness Claims, Excess Parachute Claims and Transaction Cost Claims, or (C) any intentional or willful breaches of a covenant in this Agreement or fraud; and

(iv) the Parent Indemnified Parties will not be entitled to indemnification hereunder with respect to any individual claim, or series of related claims which arise out of the same set of relevant facts or circumstances, for Losses unless the amount of Losses for which Parent Indemnified Parties are entitled for such individual claim or series of related claims which arise out of the same set of relevant facts or circumstances exceeds $50,000 in the aggregate; provided, that such minimum individual claim limit shall not apply to Losses arising out of or in connection with (A) any breach of any of the representations or warranties contain in Section 3.04 or in the Closing Certificate, (B) any Tax Claims, Fiduciary Duty Claims, Appraisal Claims, Overdue Payables Claims, Indebtedness Claims, Excess Parachute Claims and Transaction Cost Claims or (C) any intentional or willful breaches of a covenant in this Agreement or fraud.

(c) In connection with Parent’s investigation of the Company, Parent has received from the Company certain estimates, projections and other forecasts for the Company. Parent acknowledges that there are uncertainties inherent in attempting to make such projections and forecasts. The Company makes no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Section 9.02(c).

(d) Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third-person with respect to the subject matter underlying such indemnification claim, to the extent that such rights arose prior to the Effective Time, and the Indemnified Party shall assign any such rights to the Indemnifying Party.

(e) The amount of any Losses recoverable with respect to a claim for indemnification pursuant to this Article IX shall be reduced by any amounts actually received by the Indemnified Party under insurance policies obtained by the Company prior to the Closing Date, or the Tail PL Insurance Policy, or indemnities from third parties given to the Company prior to the Closing Date to the extent such amounts received by the Indemnified Party relate to the same Losses. In addition, the amount of any Losses recoverable by the Parent Indemnified Parties with respect to a claim for indemnification under Section 9.02(a)(iii) (to the extent such Losses have not already been recovered by Parent from the proceeds of the Tail PL Insurance Policy) shall be reduced by any amounts that would have been recoverable by the Parent or Surviving Corporation pursuant to any product liability insurance of the Company in effect at the Effective Time, assuming for such purposes that (i) the Company had elected to purchase “tail” coverage at or before the Effective Time under the same terms of such product liability policy for claims relating to products manufactured or sold prior to the Effective Time, and (ii) the Parent had not purchased the Tail PL Insurance Policy.

(f) The parties agree that to the greatest extent possible the payment of any indemnity hereunder shall be treated as an adjustment to the Aggregate Merger Consideration paid by Parent hereunder.

(g) The aggregate amount of any Losses incurred by the Parent Indemnified Parties for which they are entitled to be indemnified under Section 9.02(xii) with respect to Tax Claims relating to any Straddle Period shall be reduced by the amount of any Taxes relating to such Straddle Period which have been previously paid (i.e., pre-paid) by the Company prior to the Effective Time, with the amount of any such prepayment being allocated in respect of any deemed partial Tax periods using the same methodologies for allocating liability in respect of unpaid Taxes pursuant to clauses (A) and (B) of such Section 9.02(xii).

SECTION 9.03 Indemnification by Parent. (a) After the Effective Time, the Company Stockholders and their respective affiliates, officers, directors, employees, agents, successors and permitted assigns (collectively, the “Stockholder Indemnified Parties”) shall be indemnified and held harmless by Parent for any and all Losses, arising out of or resulting from:

(i) any inaccuracy or breach of any representation or warranty made by Parent in this Agreement or any certificates delivered by Parent under Sections 7.03(a) and 7.03(b); or

(ii) the breach of any covenant or agreement made by Parent in this Agreement.

SECTION 9.04 Indemnification Procedures.

(a) For purposes of this Section 9.04, a party against which indemnification may be sought is referred to as the “Indemnifying Party” and the party which may be entitled to indemnification is referred to as the “Indemnified Party”. An Indemnified Party who believes that such party is entitled to indemnification pursuant to this Article IX shall deliver to the Indemnifying Party a certificate which shall:

(i) describe the Losses for which such Indemnified Party is entitled to indemnification pursuant to Article IX;

(ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid (if applicable) and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the estimated computation of the amount to which such Indemnified Party claims to be entitled hereunder; and

(iii) attach thereto all supporting documents, calculations, correspondence and all other documents related to each item of Loss set forth on the certificate.

(b) The obligations and liabilities of Indemnifying Parties under this Article IX with respect to Losses arising from actual or threatened claims or demands by any third party after the Effective Time (including claims by stockholders of the Company who hold Dissenting Shares) which are subject to the indemnification provided for in this Article IX

(“Third Party Claims”), shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive written notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party written notice of such Third Party Claim within 30 days of the receipt by the Indemnified Party of such notice; provided, that failure to give such notice within such time period will not relieve the Indemnifying Party of its indemnification obligations, except to the extent, if any, that the Indemnifying Party has actually been prejudiced thereby. The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such indemnification claim, and the amount or good faith estimate of the amount of Losses arising therefrom.

(c) Subject to the terms of paragraph (e) below, the Indemnifying Party shall be entitled to assume and control the defense of any Third Party Claim through counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days after the Indemnifying Party has received written notice of such Third Party Claim; provided, however, that the Indemnifying Party must conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve its rights in this regard; and provided, further, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. Except with the prior written consent of the Indemnified Party (not to be unreasonably withheld), the Indemnifying Party will not, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any settlement (i) which does not include as an unconditional term thereof the giving to the Indemnified Party by the third party of an unconditional release from all liability with respect to such suit, claim, action, or proceeding; or (ii) unless such judgment or settlement involves only the payment of money damages that are fully covered by the Indemnifying Party (including amounts deemed to be paid by distribution of amounts to Parent from escrow) and does not impose an injunction or other equitable relief upon the Indemnified Party.

(d) In the event that the Indemnifying Party fails to assume the defense of the Third-Party Claim in accordance with Section 9.04(c) above, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter in to any settlement with respect to, the Third-Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (ii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer as a result of such Third-Party Claim to the extent subject to indemnification under this Article IX.

(e) Notwithstanding the foregoing, the Stockholders’ Representative shall not be entitled to assume and control the defense of (x) any Third Party Claim unless an amount of the Escrow Fund that is not otherwise subject to pending indemnification claims under this Article IX equal to at least fifty percent (50%) of the aggregate Losses for which the Parent Indemnified Parties seek to be indemnified with respect to such Third Party Claim is then available to satisfy such Third Party Claim, or (y) in any event, any Product Liability Claims or claims relating to the Intellectual Property of the Company (collectively, the “Parent-Handled Claims”). Parent and the Surviving Corporation shall pursue in good faith, through counsel of their selection, the prosecution or defense of all Parent-Handled Claims until such time, if any, that Parent shall elect not to pursue indemnification with respect to such Third-Party Claim.

(f) Parent shall, to the extent that Parent and the Surviving Corporation are entitled to indemnification for Damages pursuant to this Article IX and it could reasonably be expected that Parent may recover a substantial portion of the Losses relating to such Parent-Handled Claim from the Escrow Fund or by reducing Contingent Payments pursuant to this Article IX, (i) provide the Stockholders’ Representative with access to appropriate employees of Parent and the Surviving Corporation for the purpose of discussing matters relating to Parent-Handled Claims as the Stockholders’ Representative may from time to time reasonably request, and (ii) permit the Stockholders’ Representative, upon its reasonable request, to participate in the process of any settlement or other resolution of any Parent-Handled Claims pursuant to this Article IX; provided, that Parent shall be entitled to settle, control, compromise or otherwise dispose of Parent-Handled Claims in its sole discretion and without obtaining the consent of the Indemnified Party.

SECTION 9.05 Stockholders’ Representative.

(a) Effective only upon the Effective Time, Ryan D. Drant (such person and any successor or successors being the “Stockholders’ Representative”) shall act as the representative of the Company Stockholders, and shall be authorized to act on behalf of the Company Stockholders and to take any and all actions required or permitted to be taken by the Stockholders’ Representative under this Agreement with respect to any claims (including the settlement thereof) made by a Parent Indemnified Party for indemnification pursuant to this Article IX and with respect to any actions to be taken by the Stockholders’ Representative pursuant to the terms of the Escrow Agreement (including, without limitation, the exercise of the power to (i) authorize the delivery of cash from the Escrow Account to a Parent Indemnified Party in satisfaction of claims by a Parent Indemnified Party, (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to any claims for indemnification and (iii) take all actions necessary in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing). In all matters relating to this Article IX, the Stockholders’ Representative shall be the only party entitled to assert the rights of the Company Stockholders, and the Stockholders’ Representative shall perform all of the obligations of the Company Stockholders hereunder. The Parent Indemnified Parties shall be entitled to rely on all statements, representations and decisions of the Stockholders’ Representative. The Stockholders’ Representative may resign upon not less than 20 business days’ prior written notice to Parent and the Company Stockholders. The Company Stockholders by the vote of a majority-in-interest of the Escrow Fund may remove the Stockholders’ Representative from time to time upon not less than 20 business days’ prior written notice to Parent. Any vacancy in the position of the Stockholders’ Representative may be filled by the approval of the holders of a majority-in-interest in the Escrow Fund. Any successor Stockholders’ Representative shall acknowledge in writing to Parent his acceptance of his appointment as Stockholders’ Representative.

(b) The Company Stockholders shall be bound by all actions taken by the Stockholders’ Representative in his, her or its capacity thereof, except for any action that conflicts with the limitations set forth in subsection (d) below. The Stockholders’ Representative shall promptly, and in any event within ten business days, provide written notice to the Company Stockholders of any action taken on behalf of them by the Stockholders’ Representative pursuant to the authority delegated to the Stockholders’ Representative under this Section 9.05. The Stockholders’ Representative shall at all times act in his or her capacity as Stockholders’ Representative in a manner that the Stockholders’ Representative believes to be in the best interest of the Company Stockholders. The Stockholders’ Representative shall not be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken under this Agreement or the Escrow Agreement, except in the case of its gross negligence, bad faith or willful misconduct. The Stockholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by it. The Stockholders’ Representative may also consult with Peter Pizzo, the Company’s Chief Financial Officer as of the Agreement Date, provided that Mr. Pizzo is not at the time of any such consultation, an employee of Parent, the Surviving Corporation or any Affiliate of Parent. The Stockholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement. As to any matters not expressly provided for in this Agreement or the Escrow Agreement, the Stockholders’ Representative shall not exercise any discretion or take any action.

(c) Each Company Stockholder on whose behalf cash was contributed to the Escrow Account shall, severally and not jointly, hold harmless and reimburse the Stockholders’ Representative from and against such Company Stockholder’s ratable share (based upon their respective rights to participate in the Closing Payment) of any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by the Stockholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Stockholders’ Representative under this Agreement or the Escrow Agreement, other than such liabilities, losses, damages, claims, costs or expenses (including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representative) arising out of or resulting from the Stockholders’ Representative’s gross negligence, bad faith or willful misconduct; provided, however, that no such Company Stockholder shall be liable in excess of such Company Stockholder’s pro rata portion of the Aggregate Merger Consideration. In the event there are any remaining funds in the Escrow Account to be distributed to stockholders of Company immediately prior to the final distribution from the Escrow Account pursuant to the Escrow Agreement, the Stockholders’ Representative shall be entitled to recover any such expenses from the Escrow Account prior to the distribution of funds to the Company Stockholders. The Stockholders’ Representative shall not be entitled to any compensation for his or her services in such capacity.

(d) Notwithstanding anything to the contrary herein or in the Escrow Agreement, the Stockholders’ Representative is not authorized to, and shall not, accept on behalf of any Company Stockholder any merger consideration to which such Company Stockholder is entitled under this Agreement and the Stockholders’ Representative shall not in any manner exercise, or seek to exercise, any voting power whatsoever with respect to shares of capital stock of the Company or Parent now or hereafter owned of record or beneficially by any Company Stockholder unless the Stockholders’ Representative is expressly authorized to do so in a writing signed by such Company Stockholder.

(e) The Stockholders’ Representative, upon written notice delivered to Parent no less than twenty (20) business days prior to the making of any Contingent Payment, shall be entitled to cause Parent to deduct amounts from that portion of such Contingent Payment otherwise payable to the Company Stockholders and Company Optionholders (i.e., not subject to set-off by Parent under Article IX) for purposes of reimbursing the Stockholders’ Representative for the amount of any expenses described in Section 9.05(c) that have been previously paid by the Stockholders’ Representative and not otherwise reimbursed to the Stockholders’ Representative. Any reduction from the consideration to be distributed to the Company Stockholders and Company Optionholders pursuant to the Escrow Agreement or any offset against any Contingent Payment shall be made against the amounts to be distributed to the Company Stockholders and Company Optionholders pro rata based on the aggregate amounts of such escrowed consideration or Contingent Payment otherwise to be received by such Company Stockholders and Company Optionholders. In connection with any such offsets by Parent pursuant to this Section 9.05(e), the Stockholders’ Representative hereby releases Parent from, and agrees to indemnify Parent against, liability for any action taken by Parent at the direction of the Stockholders’ Representative in accordance with this Section 9.05(e).

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, facsimile, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

(a)	if to Parent or Merger Sub:

Cytyc Corporation

250 Campus Drive

Marlborough, Massachusetts 01752

Facsimile No.: 508-229-2795

Attention: General Counsel

with a copy to:

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

Facsimile No.: 617-951-8736

Attention: Johan V. Brigham, Esq.

(b)	if to the Company:

Proxima Therapeutics, Inc.

2555 Marconi Drive

Alpharetta, GA 30005

Facsimile No.: 770-753-9813

Attention: President

with a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

610 Lincoln Street

Waltham, Massachusetts 02451

Facsimile No.: (781) 622-1622

Attention: Jay Hachigian, Esq.

and

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

Facsimile No.: (650) 321-2800

Attention: Christopher Dillon, Esq.

(c)	if to the Stockholders’ Representative:

Ryan D. Drant

1119 St. Paul Street

Baltimore, MD 21202

Facsimile No.: (410) 752-7721

SECTION 10.02 Certain Definitions. (a) As used in this Agreement, the following terms shall have the following meanings:

(i) “affiliate” of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified person.

(ii) “business day” means any day on which banks are not required or authorized to close in Boston, Massachusetts.

(iii) “Company Common Stock” means the common stock, $.01 par value per share, of the Company.

(iv) “Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock and Company Series E Preferred Stock.

(v) “Company Series A Preferred Stock” means the Series A Preferred Stock, par value $.01 per share, of the Company.

(vi) “Company Series B Preferred Stock” means the Series B Preferred Stock, par value $.01 per share, of the Company.

(vii) “Company Series C Preferred Stock” means the Series C Preferred Stock, par value $.01 per share, of the Company.

(viii) “Company Series D Preferred Stock” means the Series D Preferred Stock, par value $.01 per share, of the Company.

(ix) “Company Series E Preferred Stock” means the Series E Preferred Stock, par value $.01 per share, of the Company.

(x) “Company Stock” means the Company Common Stock and the Company Preferred Stock.

(xi) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

(xii) “knowledge” means, with respect to the Company, actual knowledge of the individuals listed on Schedule 10.02.

(xiii) “person” means an individual, corporation, partnership, limited liability company, limited partnership, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(xiv) “subsidiary” or “subsidiaries” of any person means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

(b) The following terms shall have the meanings defined for such terms in the Sections of this Agreement set forth opposite such terms:

Term	Section
1996 Plan	3.04(b)
2002 Plan	3.04(b)
Accountants	2.07(e)
affiliate	10.02(a)
Aggregate Exercise Amount	1.06
Aggregate Merger Consideration	2.01(b)
Agreed Contingent Payment Amount	2.07(d)
Agreement	Preamble
Agreement Date	Preamble
Appraisal Claims	9.02(a)
Arbitrator	2.07(e)
Assets	3.17
Audit Notice	2.07(b)
Audited Financial Statements	3.08(a)
Baseline Revenue Amount	2.02(f)
Bundled Product	2.02(f)
business day	10.02(a)
California Plan	3.04(b)
Certificate of Merger	1.02
Closing	1.02
Closing Certificate	1.06
Closing Date	1.02
Closing Payment	2.01(b)
COBRA	3.11(d)
Code	2.03(e)
Company	Preamble
Company Common Stock	10.02(a)
Company Confidential Information	3.14(d)
Company Disclosure Schedule	Article III
Company ERISA Affiliate	3.11(e)
Company Intellectual Property	3.14(a)
Company Material Adverse Effect	3.01
Company Option	2.05(a)
Company Optionholder	2.03(b)
Company Plans	3.11(a)
Company Preferred Stock	10.02(a)
Company Series A Preferred Stock	10.02(a)
Company Series B Preferred Stock	10.02(a)
Company Series C Preferred Stock	10.02(a)
Company Series D Preferred Stock	10.02(a)
Company Series E Preferred Stock	10.02(a)
Company Share Certificates	2.03(a)
Company Stock	10.02(a)
Company Stockholder	2.03(b)
Competing Transaction	6.03(b)
Contingent Payment Amount	2.02(f)
Contingent Payment Audit	2.07(b)
Contingent Payment Certificate	2.07(a)
Contingent Payment Product	2.02(f)
Contingent Payment Year	2.02(f)
Contingent Payments	2.02(a)

control	10.02(a)
DGCL	Recitals
Dispute Notice	2.07(c)
Dispute Period	2.07(c)
Disputed Contingent Payment Amount	2.07(d)
Dissenting Shares	2.06(a)
Effective Time	1.02
Environmental Claims	9.02(a)
Environmental Laws	3.13
Environmental Permits	3.13
ERISA	3.11(a)
Escrow Account	2.03(b)
Escrow Agent	2.03(b)
Escrow Agreement	2.03(b)
Escrow Amount	2.03(b)
Escrow Fund	2.01(b)
Excess Parachute Claims	9.02(a)
Exchange Agent	2.03(a)
FDA	3.07(b)
FDCA	3.07(b)
Fiduciary Duty Claims	9.02(a)
First Contingent Payment Amount	2.02(f)
First Contingent Payment Year	2.02(f)
Fully Diluted Shares Amount	2.01(b)
Governmental Entity	3.06(b)
Gunderson Dettmer	1.02
Hazardous Materials	3.13
HSR Act	3.06(b)
Indebtedness	3.08
Indebtedness Claims	9.02(a)
Indemnified Party	9.04(a)
Indemnifying Party	9.04(a)
Information Statement	6.01
Infringement	3.14(a)
Intellectual Property	3.14(a)
Intellectual Property Claims	9.02(a)
IP Rights	3.14(a)
2004 Financial Statements	3.08(a)
Inventions	3.14(a)
Knowledge	10.02(a)
Law	3.06(a)
Legal Proceeding	3.10
Letter of Transmittal	2.03(a)
Liabilities	3.08(b)
Losses	9.02(a)
Marks	3.14(a)

Material Contracts	3.12(a)
Maximum Indemnity Amount	9.02(b)
Medical Device	3.07(b)
Merger	Recitals
Merger Sub	Preamble
Non-Disclosure Agreement	6.02(b)
Non-FDA Company Permits	3.07(a)
Option Exercise Date	1.06
Option Notice	1.07
Option Proceeds Amount	1.06
Order	7.01(b)
Overdue Payables	1.06
Overdue Payables Amount	1.06
Overdue Payables Claims	9.02(a)
Parent	Preamble
Parent-Handled Claims	9.04(e)
Parent Indemnified Parties	9.02(a)
Parent Intellectual Property	4.12(a)
Parent Material Adverse Effect	4.01(a)
Per Share Closing Payment	2.01(b)
Per Share Contingent Payment	2.01(b)
Per Unit Average Selling Price	2.02(f)
person	10.02(a)
Product Liability Claims	9.02(a)
Reference Balance Sheet	3.08(a)
Representatives	6.02(a)
Second Contingent Payment Amount	2.02(f)
Second Contingent Payment Year	2.02(f)
Shared Pool Plans	3.04(b)
Stock Plan	3.04(b)
Stockholder Approval	3.16
Stockholder Indemnified Parties	9.03(a)
Stockholders’ Representative	9.05(a)
subsidiaries	10.02(a)
subsidiary	10.02(a)
Surviving Corporation	1.01
Tail PL Insurance Policy	6.09
Tax	3.15(m)
Taxable	3.15(m)
Tax Authority	3.15(m)
Taxes	3.15(m)
Tax Claims	9.02(a)
Tax Return	3.15(a)
Terminating Company Breach	8.01(d)
Terminating Parent Breach	8.01(e)
Termination Date	8.01
Third Party Claims	9.04(b)
Transaction Cost Claims	9.02(a)
U.S. GAAP	3.08(a)
Used	3.14(a)
Worldwide Net Sales	2.02(f)

SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that (a) Parent may assign all or any of its rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment to an Affiliate shall relieve Parent of its obligations hereunder, and (b) after the Effective Time, Parent may assign all of its rights and obligations hereunder to a person that acquires all of the capital stock, or substantially all of the assets, of the division or business unit of Parent responsible for the business of the Company; provided, that such person assumes this Agreement, in writing, and agrees to be bound by and to comply with all of the terms and conditions hereof. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Other than under Sections 6.04 and 6.07, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 10.05 Incorporation of Exhibits. The Company Disclosure Schedule, the Schedules and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

SECTION 10.06 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

SECTION 10.07 Governing Law; Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts executed in and to be performed in that state and without regard to any applicable conflicts of law. In any action between the parties hereto arising out of or relating to this

Agreement or any of the transactions contemplated by this Agreement: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of either the state courts located in New York, New York or the United States District Court for the Southern District of New York and (ii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid.

SECTION 10.08 Time of the Essence. For purposes of this Agreement and the transactions contemplated by this Agreement, time is of the essence.

SECTION 10.09 Construction and Interpretation.

(a) For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Schedules” and “Exhibits” are intended to refer to an Article or Section of, or Schedule or Exhibit to, this Agreement.

(e) Except as otherwise indicated, all references (i) to any agreement (including this Agreement), contract or Law are to such agreement, contract or Law as amended, modified, supplemented or replaced from time to time, and (ii) to any Governmental Entity include any successor to that Governmental Entity.

(f) As used in this Agreement, the statements “could reasonably be expected to have a Company Material Adverse Effect” or “could reasonably be expected to have a Parent Material Adverse Effect” shall mean that at the time such statement is made, a Company Material Adverse Effect or Parent Material Adverse Effect is a reasonably foreseeable result of the events and circumstances referenced in such statement.

SECTION 10.10 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

SECTION 10.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.13 Fees and Expenses. Subject to the terms of Sections 2.01(b), 6.05(b) and 9.01(a)(iv), each party hereto shall be responsible for all fees and expenses (including the fees and expenses of legal counsel and financial advisors engaged by such parties) incurred by such party in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 10.14 Entire Agreement. This Agreement (including the Exhibits, the Schedules, and the Company Disclosure Schedule), the Escrow Agreement and the Non-Disclosure Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of Parent, Merger Sub, the Company and the Stockholders’ Representative has executed or has caused this Agreement to be executed by its duly authorized officer as of the date first written above.

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	President and Chief Executive Officer

POLARIS ACQUISITION CORP.

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	President and Chief Executive Officer

PROXIMA THERAPEUTICS, INC.

By:	/s/ Timothy J. Patrick
Name:	Timothy J. Patrick
Title:	President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE:

/s/ Ryan D. Drant
Ryan D. Drant, solely for purposes of Section 9.05, as Stockholders’ Representative